
082-03172

DBS


10015314

2 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC

Washington, DC
104

SUPPL

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **44,783** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,650,697	8,262,620,513.87	Before Exercise:	14,682,703
						Add New Option(s)	0
			Add Exercise:	44,783	561,153.95	Less Exercise:	44,783
						Less Lapsed Option(s)	0
			After Exercise:	2,282,695,480	8,263,181,667.82	After Exercise:	14,637,920

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 02 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chan Tak Kin	01/02/2010	44,701	12.5300	560,103.5300	00031450	560,103.53	A2004Mar
2	Low Soo Moey	01/02/2010	82	12.8100	1,050.4200	00036558	1,050.42	A2005Mar
		Total	**44,783**	**Total**	**561,153.9500**	**Total**	**561,153.95**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	◉ In cash	○ For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	44701	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	560103.53	
Amount of Paid Up Share Capital :	560103.53	
Date of Allotment : *	02/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	44,701	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	560,103.53	0.00	0.0
Amount of Paid Up Share Capital :	560,103.53	0.00	0.0
Date of Allotment : *	02/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,695,398	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,180,617.40	247,070,455.10
Amount of Paid Up Share Capital :	8,263,180,617.40	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :02/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of ii are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	02/02/2010

Payment Option

(•) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable u: transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Transaction Details

Transaction No. :	C100043269
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003549434A
Payment Date :	02/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	82	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	1050.42	
Amount of Paid Up Share Capital :	1050.42	
Date of Allotment : *	02/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	82	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	1,050.42	0.00	0.0
Amount of Paid Up Share Capital :	1,050.42	0.00	0.0
Date of Allotment : *	02/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,695,480	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,181,667.82	247,070,455.10
Amount of Paid Up Share Capital :	8,263,181,667.82	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :02/02/2010


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	02/02/2010

Payment Option

(●) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C100043293
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003549458A
Payment Date :	02/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



8 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


SEC
Mail Processing
MAR 03 2010
Washington, DC
104

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **10,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,706,577	8,263,289,561.80	Before Exercise:	14,626,823
						Add New Option(s)	0
			Add Exercise:	10,000	88,400.00	Less Exercise:	10,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,716,577	8,263,377,961.80	After Exercise:	14,616,823

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 08 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Navinder Duggal	05/02/2010	10,000	8.8400	88,400.0000	00027003	88,400.00	A2003Feb
		Total	**10,000**	**Total**	**88,400.0000**	**Total**	**88,400.00**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	10000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	88400	
Amount of Paid Up Share Capital :	88400	
Date of Allotment : *	08/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides | ACRA

Welcome, Chan Yin Leng | Logout Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	10,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	88,400.00	0.00	0.0
Amount of Paid Up Share Capital :	88,400.00	0.00	0.0
Date of Allotment : *	08/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,716,577	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,377,961.80	247,070,455.10
Amount of Paid Up Share Capital :	8,263,377,961.80	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :08/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of ii are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.




Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	08/02/2010

Payment Option

(●) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



Sir
Inte

CON

Transaction Details

Transaction No. :	C100051849
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003556577A
Payment Date :	08/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.





1 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



MAR 09 2010

Washington, DC
104

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com



DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,058** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,646,639	8,262,569,370.89	Before Exercise:	14,686,761
						Add New Option(s)	0
			Add Exercise:	4,058	51,142.98	Less Exercise:	4,058
						Less Lapsed Option(s)	0
			After Exercise:	2,282,650,697	8,262,620,513.87	After Exercise:	14,682,703

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature: [signature]

Date: 01 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Pang Seng Lim	29/01/2010	1,058	12.8100	13,552.9800	00029801	13,552.98	A2005Mar
2	Tan Kok Soon	29/01/2010	3,000	12.5300	37,590.0000	00030163	37,590.00	A2002Mar
		Total	**4,058**	**Total**	**51,142.9800**	**Total**	**51,142.98**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	3000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37590	
Amount of Paid Up Share Capital :	37590	
Date of Allotment : *	01/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



MAR 03 2010

Washington, DC
104


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	3,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37,590.00	0.00	0.0
Amount of Paid Up Share Capital :	37,590.00	0.00	0.0
Date of Allotment : *	01/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,649,639	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,262,606,960.89	247,070,455.10
Amount of Paid Up Share Capital :	8,262,606,960.89	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :01/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
MAR 03 2010
Washington, DC
104


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	01/02/2010

Payment Option

(•) Deposit Account Service 
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Transaction Details

Transaction No. :	C100041809
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003548384A
Payment Date :	01/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

	Ordinary	Preference
Class of Shares :	Ordinary	Preference
Number of Shares :	1058	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	13552.98	
Amount of Paid Up Share Capital :	13552.98	
Date of Allotment : *	01/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,058	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	13,552.98	0.00	0.0
Amount of Paid Up Share Capital :	13,552.98	0.00	0.0
Date of Allotment : *	01/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,650,697	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,262,620,513.87	247,070,455.10
Amount of Paid Up Share Capital :	8,262,620,513.87	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :01/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	01/02/2010

Payment Option

(●) Deposit Account Service 
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C100041825
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003548397A
Payment Date :	01/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



26 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **47** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,767,250	8,263,964,658.01	Before Exercise:	14,566,150
						Add New Option(s)	0
			Add Exercise:	47	602.07	Less Exercise:	47
						Less Lapsed Option(s)	0
			After Exercise:	2,282,767,297	8,263,965,260.08	After Exercise:	14,566,103

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 26 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Foo Ji Ming	25/02/2010	47	12.8100	602.0700	00032656	602.07	A2005Mar
		Total	**47**	**Total**	**602.0700**	**Total**	**602.07**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(◉) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	47	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	602.07	
Amount of Paid Up Share Capital :	602.07	
Date of Allotment : *	26/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.




Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	47	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	602.07	0.00	0.0
Amount of Paid Up Share Capital :	602.07	0.00	0.0
Date of Allotment : *	26/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,767,297	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,965,260.08	247,070,455.10
Amount of Paid Up Share Capital :	8,263,965,260.08	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :26/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	26/02/2010

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C100071059
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003572935A
Payment Date :	26/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



23 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


SEC
Mail Processing
Section
MAR 0 4 2010
Washington, DC
104

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,234** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,764,016	8,263,924,037.43	Before Exercise:	14,569,384
						Add New Option(s)	0
			Add Exercise:	3,234	40,620.58	Less Exercise:	3,234
						Less Lapsed Option(s)	0
			After Exercise:	2,282,767,250	8,263,964,658.01	After Exercise:	14,566,150

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 23 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ho Kum Koon	22/02/2010	882	12.5300	11,051.4600	00039271	11,051.46	A2004Mar
2	Ho Kum Koon	22/02/2010	352	12.8100	4,509.1200	00039271	4,509.12	A2005Mar
3	Lim Chu Chong	22/02/2010	2,000	12.5300	25,060.0000	00026286	25,060.00	A2002Mar
		Total	**3,234**	**Total**	**40,620.5800**	**Total**	**40,620.58**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	25060	
Amount of Páid Up Share Capital :	25060	
Date of Allotment : *	23/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	25,060.00	0.00	0.0
Amount of Paid Up Share Capital :	25,060.00	0.00	0.0
Date of Allotment : *	23/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,766,016	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,949,097.43	247,070,455.10
Amount of Paid Up Share Capital :	8,263,949,097.43	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :23/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section


Sir
Inte

CON

Home | **About Bizfile** | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	23/02/2010

Payment Option

Deposit Account Service 
090126

Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C100065984
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003568468A
Payment Date :	23/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE




Sir
Inte

CON

Home | **About Bizfile** | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)	

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	882	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	11051.46	
Amount of Paid Up Share Capital :	11051.46	
Date of Allotment : *	23/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payn

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	882	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	11,051.46	0.00	0.0
Amount of Paid Up Share Capital :	11,051.46	0.00	0.0
Date of Allotment : *	23/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,766,898	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,960,148.89	247,070,455.10
Amount of Paid Up Share Capital :	8,263,960,148.89	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :23/02/2010


Back
Print Th

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	23/02/2010

Payment Option

(•) Deposit Account Service 
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable u transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term

Transaction Details

Transaction No. :	C100066003
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003568485A
Payment Date :	23/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been s true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

	Ordinary	Preference
Class of Shares :	Ordinary	Preference
Number of Shares :	352	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4509.12	
Amount of Paid Up Share Capital :	4509.12	
Date of Allotment : *	23/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	352	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,509.12	0.00	0.0
Amount of Paid Up Share Capital :	4,509.12	0.00	0.0
Date of Allotment : *	23/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,767,250	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,964,658.01	247,070,455.10
Amount of Paid Up Share Capital :	8,263,964,658.01	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :23/02/2010


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http //www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	23/02/2010

Payment Option

(•) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C100066017
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003568500A
Payment Date :	23/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



11 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **15,763** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,086,852	8,256,062,070.42	Before Exercise:	15,420,187
						Add New Option(s)	0
			Add Exercise:	15,763	199,025.47	Less Exercise:	15,763
						Less Lapsed Option(s)	0
			After Exercise:	2,282,102,615	8,256,261,095.89	After Exercise:	15,404,424

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 11 August 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ko Chin Siong	07/08/2009	2,000	12.5300	25,060.0000	00025627	25,060.00	A2004Mar
2	Ma Yuen Lin Annie	07/08/2009	8,352	12.5300	104,650.5600	00030551	104,650.56	A2004Mar
3	Ma Yuen Lin Annie	07/08/2009	5,411	12.8100	69,314.9100	00030551	69,314.91	A2005Mar
		Total	**15,763**	**Total**	**199,025.4700**	**Total**	**199,025.47**	




Singapor
Integrity • S

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *
◉ Yes
○ No

Are the shares of the company listed on the stock/securities exchange ? *
◉ Yes
○ No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been : herein to be true to the best of my knowledge.


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE C(


Singapor
Integrity • !

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	10352		
Price per Share :	12.53		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	129710.56		
Amount of Paid Up Share Capital :	129710.56		
Date of Allotment : *	11/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital Add


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,352	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	129,710.56	0.00	0.00
Amount of Paid Up Share Capital :	129,710.56	0.00	0.00
Date of Allotment : *	11/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,097,204	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,191,780.98	247,070,455.10
Amount of Paid Up Share Capital :	8,256,191,780.98	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :11/08/2009

Back Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104


Singapor
Integrity • S

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

Payment Details

Entity Name : DBS GROUP HOLDINGS LTD

Transaction Type : Return of Allotment of Shares

Filing Fee (S$): 10.00

Total Amount (S$) : 10.00

Payment Date : 11/08/2009

Payment Option

◉ Deposit Account Service 

030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. : 68786141

Email Address : FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Cl


Singapor
Integrity •

Transaction Details

Transaction No. :	C090303362
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003358448A
Payment Date :	11/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page   Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104


Singapor
Integrity • S

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been s herein to be true to the best of my knowledge.


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • !

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	5411		
Price per Share :	12.81		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	69314.91		
Amount of Paid Up Share Capital :	69314.91		
Date of Allotment : *	11/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital Add

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	5,411	0	0
Price per Share :	12.81	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	69,314.91	0.00	0.00
Amount of Paid Up Share Capital :	69,314.91	0.00	0.00
Date of Allotment : *	11/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	*Ordinary*	*Preference*
Number of Shares :	2,282,102,615	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,261,095.89	247,070,455.10
Amount of Paid Up Share Capital :	8,256,261,095.89	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :11/08/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • ;

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	11/08/2009

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • !

Transaction Details

Transaction No. :	C090303379
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003358464A
Payment Date :	11/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


DBS

7 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC
Washington, DC
104

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,881** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,082,971	8,256,027,762.38	Before Exercise:	15,424,068
						Add New Option(s)	0
			Add Exercise:	3,881	34,308.04	Less Exercise:	3,881
						Less Lapsed Option(s)	0
			After Exercise:	2,282,086,852	8,256,062,070.42	After Exercise:	15,420,187

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 07 August 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Yeo Boon Siang	06/08/2009	3,881	8.8400	34,308.0400	00027946	34,308.04	A2003Feb
		Total	**3,881**	**Total**	**34,308.0400**	**Total**	**34,308.04**	


Singapore
Integrity • Se

CONTACT FEE
INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Condi

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Mak

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted he to the best of my knowledge.


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gc step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COF


Singapore
Integrity • Se

CONTACT INFO FEE

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Condi

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Mak**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	3881		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	34308.04		
Amount of Paid Up Share Capital :	34308.04		
Date of Allotment : *	07/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gc step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmer
Integrity • Service • Excellenc

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,881	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	34,308.04	0.00	0.00
Amount of Paid Up Share Capital :	34,308.04	0.00	0.00
Date of Allotment : *	07/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,086,852	99,893,715
Amount of Issued Share Capital :	8,256,062,070.42	247,070,455.10
Amount of Paid Up Share Capital :	8,256,062,070.42	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been submit be true and to the best of my knowledge.

Dated on :07/08/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore
Integrity • Se

Return of Allotment of Shares

Payment Details

Entity Name : DBS GROUP HOLDINGS LTD

Transaction Type : Return of Allotment of Shares

Filing Fee (S$): 10.00

Total Amount (S$) : 10.00

Payment Date : 07/08/2009

Payment Option

(●) Deposit Account Service 
030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact transaction-related matters.)*

Contact No. : 68785912

Email Address : ERICIATAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gc step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore
Integrity • Se

Transaction Details

Transaction No. :	C090300930
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003356365A
Payment Date :	07/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Pag

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gc step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



6 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

SEC
Mail Processing
Section

MAR 03 2010

Washington, DC
104

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


SEC
Mail Processing
Section
MAR 03 2010

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,058** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,079,913	8,256,000,729.66	Before Exercise:	15,427,126
						Add New Option(s)	0
			Add Exercise:	3,058	27,032.72	Less Exercise:	3,058
						Less Lapsed Option(s)	0
			After Exercise:	2,282,082,971	8,256,027,762.38	After Exercise:	15,424,068

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature:

Date: 06 August 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ng Yuen Mun	05/08/2009	3,058	8.8400	27,032.7200	00029819	27,032.72	A2003Feb
		Total	**3,058**	**Total**	**27,032.7200**	**Total**	**27,032.72**	


Singapore
Integrity • Se

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Mak**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted he to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gc step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore
Integrity • Se

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Mak**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	3,058		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	27,032.72		
Amount of Paid Up Share Capital :	27,032.72		
Date of Allotment : *	06/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital [Add]

[Back] [Reset]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gc step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore
Integrity • Se

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** 4. Mak

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	3058		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	27032.72		
Amount of Paid Up Share Capital :	27032.72		
Date of Allotment : *	06/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 
Add

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gc step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmer
Integrity • Service • Excellenc

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,058	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	27,032.72	0.00	0.00
Amount of Paid Up Share Capital :	27,032.72	0.00	0.00
Date of Allotment : *	06/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,082,971	99,893,715
Amount of Issued Share Capital :	8,256,027,762.38	247,070,455.10
Amount of Paid Up Share Capital :	8,256,027,762.38	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been submit be true and to the best of my knowledge.

Dated on :06/08/2009

Back Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore
Integrity • Se

CONTACT INFO FEE

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Sze Ying | Logout

Terms and Condi

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	06/08/2009

Payment Option

(●) Deposit Account Service 
030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact transaction-related matters.)*

Contact No. :	68785912
Email Address :	ERICIATAN@DBS.COM



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gc step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COF


Singapore
Integrity • Se

Transaction Details

Transaction No. :	C090299234
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003354872A
Payment Date :	06/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Pag

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gc step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing



4 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


SEC
Mail Processing
Section

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **27,820** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,052,093	8,255,707,397.65	Before Exercise:	15,454,946
						Add New Option(s)	0
			Add Exercise:	27,820	293,332.01	Less Exercise:	27,820
						Less Lapsed Option(s)	0
			After Exercise:	2,282,079,913	8,256,000,729.66	After Exercise:	15,427,126

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 04 August 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Low Elsie	03/08/2009	7,293	12.8100	93,423.3300	00026005	93,423.33	A2005Mar
2	Low Elsie	03/08/2009	5,000	12.5300	62,650.0000	00026005	62,650.00	A2004Mar
3	Wong Kwong Lam Richard	01/08/2009	15,527	8.8400	137,258.6800	00031674	137,258.68	A2003Feb
		Total	**27,820**	**Total**	**293,332.0100**	**Total**	**293,332.01**	




Singapor
Integrity • :

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *
(●) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *
(●) Yes
( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been : herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	15527		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	137258.68		
Amount of Paid Up Share Capital :	137258.68		
Date of Allotment : *	04/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 
Add


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,527	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	137,258.68	0.00	0.00
Amount of Paid Up Share Capital :	137,258.68	0.00	0.00
Date of Allotment : *	04/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,067,620	99,893,715
Amount of Issued Share Capital :	8,255,844,656.33	247,070,455.10
Amount of Paid Up Share Capital :	8,255,844,656.33	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :04/08/2009


Back
Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity •

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	04/08/2009

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Transaction Details

Transaction No. :	C090295630
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003351907A
Payment Date :	04/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C


Singapor
Integrity • !

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been : herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	7293		
Price per Share :	12.81		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	93423.33		
Amount of Paid Up Share Capital :	93423.33		
Date of Allotment : *	04/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,293	0	0
Price per Share :	12.81	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	93,423.33	0.00	0.00
Amount of Paid Up Share Capital :	93,423.33	0.00	0.00
Date of Allotment : *	04/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,079,913	99,893,715
Amount of Issued Share Capital :	8,256,000,729.66	247,070,455.10
Amount of Paid Up Share Capital :	8,256,000,729.66	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :04/08/2009


Back
Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • !

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	04/08/2009

Payment Option

◉ Deposit Account Service 

030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT INFO FI

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Transaction Details

Transaction No. :	C090295654
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003351930A
Payment Date :	04/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page


Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been : herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** 4. Ma

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (◉) In cash ( ) For consideration otherwise than in cash

	Ordinary	Preference	Othe
Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	5000		
Price per Share :	12.53		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	62650		
Amount of Paid Up Share Capital :	62650		
Date of Allotment : *	04/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital [Add]


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,000	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	62,650.00	0.00	0.00
Amount of Paid Up Share Capital :	62,650.00	0.00	0.00
Date of Allotment : *	04/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,072,620	99,893,715
Amount of Issued Share Capital :	8,255,907,306.33	247,070,455.10
Amount of Paid Up Share Capital :	8,255,907,306.33	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :04/08/2009



Back
Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • S

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	04/08/2009

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

CONTACT FI
INFO

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Transaction Details

Transaction No. :	C090295643
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003351918A
Payment Date :	04/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Co



31 July 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC
Mail Processing

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


SEC
Mail Processing
Section
MAR 03 2010
Washington DC
104

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,051,093	8,255,694,867.65	Before Exercise:	15,455,946
						Add New Option(s)	0
			Add Exercise:	1,000	12,530.00	Less Exercise:	1,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,052,093	8,255,707,397.65	After Exercise:	15,454,946

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 31 July 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tay Hock Guan	30/07/2009	1,000	12.5300	12,530.0000	00028787	12,530.00	A2004Mar
		Total	**1,000**	**Total**	**12,530.0000**	**Total**	**12,530.00**	


Singapor
Integrity • S

CONTACT INFO Fl

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Ma

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been s herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE C(


Singapor
Integrity • S

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Ma

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	1000		
Price per Share :	12.53		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12530		
Amount of Paid Up Share Capital :	12530.00		
Date of Allotment : *	31/07/2009 (dd/mm/yyyy)		

To Add Details on Share Capital Add



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,000	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,530.00	0.00	0.00
Amount of Paid Up Share Capital :	12,530.00	0.00	0.00
Date of Allotment : *	31/07/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,052,093	99,893,715
Amount of Issued Share Capital :	8,255,707,397.65	247,070,455.10
Amount of Paid Up Share Capital :	8,255,707,397.65	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :31/07/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • :

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	31/07/2009

Payment Option

(●) Deposit Account Service 

030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

Transaction Details

Transaction No. :	C090288177
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003346416A
Payment Date :	31/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



29 July 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC
Mail Processing
Section

MAR 03 2010

Washington, DC
104

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **454,652** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 *State how the additional ordinary shares for which listing is applied for rank with existing shares:*
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,596,441	8,249,779,845.13	Before Exercise:	16,237,312
						Add New Option(s)	0
			Add Exercise:	454,652	5,915,022.52	Less Exercise:	454,652
						Less Lapsed Option(s)	326,714
			After Exercise:	2,282,051,093	8,255,694,867.65	After Exercise:	15,455,946

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 29 July 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ang Teik Lim Eric	28/07/2009	13,000	13.0100	169,130.0000	00029223	169,130.00	A1999Jul
2	Ang Teik Lim Eric	28/07/2009	1,000	13.0100	13,010.0000	00029223	13,010.00	A1999Jul
3	Ang Teik Lim Eric	28/07/2009	50,167	13.0100	652,672.6700	00029223	652,672.67	A1999Jul
4	Boey Yin Chong	28/07/2009	4,000	13.0100	52,040.0000	00031237	52,040.00	A1999Jul
5	Chng Lay Chew	28/07/2009	30,000	13.0100	390,300.0000	00039412	390,300.00	A1999Jul
6	Goh Bak Keow	28/07/2009	8,234	13.0100	107,124.3400	00027011	107,124.34	A1999Jul
7	Ho Kum Koon	28/07/2009	12,321	13.0100	160,296.2100	00039271	160,296.21	A1999Jul
8	Kwok Seat Moey	28/07/2009	6,440	13.0100	83,784.4000	00027599	83,784.40	A1999Jul
9	Loh Lai Meng	28/07/2009	5,000	13.0100	65,050.0000	00030130	65,050.00	A1999Jul
10	Loh Lai Meng	28/07/2009	10,733	13.0100	139,636.3300	00030130	139,636.33	A1999Jul
11	Low Elsie	28/07/2009	6,232	13.0100	81,078.3200	00026005	81,078.32	A1999Jul
12	Low Elsie	28/07/2009	17,000	13.0100	221,170.0000	00026005	221,170.00	A1999Jul
13	Mahesh Pranlal Rupawalla	28/07/2009	32,202	13.0100	418,948.0200	00033324	418,948.02	A1999Jul
14	Ng Kee Choe	28/07/2009	154,572	13.0100	2,010,981.7200	00041327	2,010,981.72	A1999Jul
15	Tai Jackson Peter	28/07/2009	32,202	13.0100	418,948.0200	00041335	418,948.02	A1999Jul
16	Tan Boon Lian Amos	28/07/2009	18,202	13.0100	236,808.0200	00029918	236,808.02	A1999Jul
17	Tan Chye Huat Michael	28/07/2009	20,439	13.0100	265,911.3900	00033399	265,911.39	A1999Jul
		Total	**421,744**	**Total**	**5,486,889.4400**	**Total**	**5,486,889.44**	

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Kim Chia	28/07/2009	3,529	13.0100	45,912.2900	00026179	45,912.29	A1999Jul
2	Teo Pit Koon	28/07/2009	12,939	13.0100	168,336.3900	00027722	168,336.39	A1999Jul
3	Tham Lai Peng	28/07/2009	6,440	13.0100	83,784.4000	00031054	83,784.40	A1999Jul
4	Ting Ping Ee Joan Maria	28/07/2009	10,000	13.0100	130,100.0000	00025726	130,100.00	A1999Jul
		Total	**32,908**	**Total**	**428,133.0800**	**Total**	**428,133.08**	


Singapor
Integrity • !

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been : herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

CONTACT FI
INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

	Ordinary	Preference	Othe
Number of Shares :	454652		
Price per Share :	13.01		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5915022.52		
Amount of Paid Up Share Capital :	5915022.52		
Date of Allotment : *	29/07/2009 (dd/mm/yyyy)		

To Add Details on Share Capital Add

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

CONTACT INFO FEEDBACK SI M/

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	454,652	0	0
Price per Share :	13.01	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,915,022.52	0.00	0.00
Amount of Paid Up Share Capital :	5,915,022.52	0.00	0.00
Date of Allotment : *	29/07/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,051,093	99,893,715
Amount of Issued Share Capital :	8,255,694,867.65	247,070,455.10
Amount of Paid Up Share Capital :	8,255,694,867.65	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :29/07/2009


Back
Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • S

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	29/07/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section


Singapor
Integrity • !

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Transaction Details

Transaction No. :	C090279893
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003340185A
Payment Date :	29/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE C(



24 November 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **9,210** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,271,418	8,258,091,906.51	Before Exercise:	15,076,565
						Add New Option(s)	0
			Add Exercise:	9,210	103,143.32	Less Exercise:	9,210
						Less Lapsed Option(s)	0
			After Exercise:	2,282,280,628	8,258,195,049.83	After Exercise:	15,067,355

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 24 November 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chin Yook Pow	23/11/2009	329	12.8100	4,214.4900	00026328	4,214.49	A2005Mar
2	Tan Kim Chia	23/11/2009	3,000	12.5300	37,590.0000	00026179	37,590.00	A2002Mar
3	Wong Kwong Lam Richard	23/11/2009	5,881	10.4300	61,338.8300	00031674	61,338.83	A2002Aug
		Total	**9,210**	**Total**	**103,143.3200**	**Total**	**103,143.32**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * ◉ Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? * ◉ Yes ○ No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	3000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37590	
Amount of Paid Up Share Capital :	37590	
Date of Allotment : *	24/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	3,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37,590.00	0.00	0.0
Amount of Paid Up Share Capital :	37,590.00	0.00	0.0
Date of Allotment : *	24/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,274,418	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,129,496.51	247,070,455.10
Amount of Paid Up Share Capital :	8,258,129,496.51	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :24/11/2009


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	24/11/2009

Payment Option

(•) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Transaction Details

Transaction No. :	C090441320
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09112410382467
Receipt No. :	ACR0001008111040
Payment Date :	24/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	5881	
Price per Share :	10.43	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	61338.83	
Amount of Paid Up Share Capital :	61338.83	
Date of Allotment : *	24/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	5,881	0	0
Price per Share :	10.43	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	61,338.83	0.00	0.0
Amount of Paid Up Share Capital :	61,338.83	0.00	0.0
Date of Allotment : *	24/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,280,299	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,190,835.34	247,070,455.10
Amount of Paid Up Share Capital :	8,258,190,835.34	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :24/11/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	24/11/2009

Payment Option

(●) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Transaction Details

Transaction No. :	C090441335
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09112410430825
Receipt No. :	ACR0001008111109
Payment Date :	24/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(◉) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	329	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4214.49	
Amount of Paid Up Share Capital :	4214.49	
Date of Allotment : *	24/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payn**

Company Information

Registration No. :	199901152M		
Company Name :	DBS GROUP HOLDINGS LTD		
Power under S161 of the Companies Act (Click above link to edit)			
Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No		
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No		
Share Capital (Click above link to edit)			
1 .			
Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	329	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,214.49	0.00	0.0
Amount of Paid Up Share Capital :	4,214.49	0.00	0.0
Date of Allotment : *	24/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,280,628	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,195,049.83	247,070,455.10
Amount of Paid Up Share Capital :	8,258,195,049.83	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :24/11/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	24/11/2009

Payment Option

(•) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term

Transaction Details

Transaction No. :	C090441362
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09112410491015
Receipt No. :	ACR0001008111209
Payment Date :	24/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



19 November 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,270,418	8,258,079,376.51	Before Exercise:	15,077,565
						Add New Option(s)	0
			Add Exercise:	1,000	12,530.00	Less Exercise:	1,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,271,418	8,258,091,906.51	After Exercise:	15,076,565

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Jeannie Hui

Authorised Signature: [signature]

Designation: Vice President

Date: 19 November 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Sim Swee Hong	18/11/2009	1,000	12.5300	12,530.0000	00030437	12,530.00	A2002Mar
		Total	**1,000**	**Total**	**12,530.0000**	**Total**	**12,530.00**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |
Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * — (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * — (•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12530	
Amount of Paid Up Share Capital :	12530	
Date of Allotment : *	19/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,530.00	0.00	0.0
Amount of Paid Up Share Capital :	12,530.00	0.00	0.0
Date of Allotment : *	19/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,271,418	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,091,906.51	247,070,455.10
Amount of Paid Up Share Capital :	8,258,091,906.51	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :19/11/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	19/11/2009

Payment Option

◉ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Transaction Details

Transaction No. :	C090436217
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09111911124142
Receipt No. :	ACR0001008068824
Payment Date :	19/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



25 November 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **19,995** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,280,628	8,258,195,049.83	Before Exercise:	15,067,355
						Add New Option(s)	0
			Add Exercise:	19,995	217,763.12	Less Exercise:	19,995
						Less Lapsed Option(s)	0
			After Exercise:	2,282,300,623	8,258,412,812.95	After Exercise:	15,047,360

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Jeannie Hui

Authorised Signature: [signature]

Designation: Vice President

Date: 25 November 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim Wee Kian	24/11/2009	3,176	12.8100	40,684.5600	00033142	40,684.56	A2005Mar
2	Ling Kam Wing	24/11/2009	2,235	12.5300	28,004.5500	00040576	28,004.55	A2004Mar
3	Ling Kam Wing	24/11/2009	1,176	12.8100	15,064.5600	00040576	15,064.56	A2005Mar
4	Ling Kam Wing	24/11/2009	3,529	10.4300	36,807.4700	00040576	36,807.47	A2002Aug
5	Ling Kam Wing	24/11/2009	7,293	8.8400	64,470.1200	00040576	64,470.12	A2003Feb
6	Soh Soon Ghee	24/11/2009	705	12.5300	8,833.6500	00025601	8,833.65	A2002Mar
7	Soh Soon Ghee	24/11/2009	1,176	12.8100	15,064.5600	00025601	15,064.56	A2005Mar
8	Soh Soon Ghee	24/11/2009	705	12.5300	8,833.6500	00025601	8,833.65	A2004Mar
		Total	**19,995**	**Total**	**217,763.1200**	**Total**	**217,763.12**	


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	705	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8833.65	
Amount of Paid Up Share Capital :	8833.65	
Date of Allotment : *	25/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	705	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,833.65	0.00	0.0
Amount of Paid Up Share Capital :	8,833.65	0.00	0.0
Date of Allotment : *	25/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,281,333	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,203,883.48	247,070,455.10
Amount of Paid Up Share Capital :	8,258,203,883.48	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :25/11/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	25/11/2009

Payment Option

(•) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090442920
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09112510512074
Receipt No. :	ACR0001008123099
Payment Date :	25/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (◉) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (◉) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

2.1 Resolution 2.2 Share Capital Details

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	3529	
Price per Share :	10.43	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	36807.47	
Amount of Paid Up Share Capital :	36807.47	
Date of Allotment : *	25/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	3,529	0	0
Price per Share :	10.43	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	36,807.47	0.00	0.0
Amount of Paid Up Share Capital :	36,807.47	0.00	0.0
Date of Allotment : *	25/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,284,862	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,240,690.95	247,070,455.10
Amount of Paid Up Share Capital :	8,258,240,690.95	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :25/11/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	25/11/2009

Payment Option

◉ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Int

CON

Transaction Details

Transaction No. :	C090442936
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09112510583870
Receipt No. :	ACR0001008123209
Payment Date :	25/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	7293	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	64470.12	
Amount of Paid Up Share Capital :	64470.12	
Date of Allotment : *	25/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	7,293	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	64,470.12	0.00	0.0
Amount of Paid Up Share Capital :	64,470.12	0.00	0.0
Date of Allotment : *	25/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,292,155	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,305,161.07	247,070,455.10
Amount of Paid Up Share Capital :	8,258,305,161.07	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :25/11/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	25/11/2009

Payment Option

◉ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090442947
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09112511032635
Receipt No. :	ACR0001008123283
Payment Date :	25/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2940	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	36838.2	
Amount of Paid Up Share Capital :	36838.20	
Date of Allotment : *	25/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,940	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	36,838.20	0.00	0.0
Amount of Paid Up Share Capital :	36,838.20	0.00	0.0
Date of Allotment : *	25/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,295,095	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,341,999.27	247,070,455.10
Amount of Paid Up Share Capital :	8,258,341,999.27	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :25/11/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	25/11/2009

Payment Option

◉ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Transaction Details

Transaction No. :	C090442968
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09112511094922
Receipt No. :	ACR0001008123383
Payment Date :	25/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	5528	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	70813.68	
Amount of Paid Up Share Capital :	70813.68	
Date of Allotment : *	25/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA
Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	5,528	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	70,813.68	0.00	0.0
Amount of Paid Up Share Capital :	70,813.68	0.00	0.0
Date of Allotment : *	25/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,300,623	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,412,812.95	247,070,455.10
Amount of Paid Up Share Capital :	8,258,412,812.95	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :25/11/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	25/11/2009

Payment Option

◉ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Transaction Details

Transaction No. :	C090442974
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09112511140881
Receipt No. :	ACR0001008123447
Payment Date :	25/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



5 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,529** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,704,048	8,263,257,873.43	Before Exercise:	14,629,352
						Add New Option(s)	0
			Add Exercise:	2,529	31,688.37	Less Exercise:	2,529
						Less Lapsed Option(s)	0
			After Exercise:	2,282,706,577	8,263,289,561.80	After Exercise:	14,626,823

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 05 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Sim Swee Hong	04/02/2010	2,529	12.5300	31,688.3700	00030437	31,688.37	A2002Mar
		Total	**2,529**	**Total**	**31,688.3700**	**Total**	**31,688.37**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2529	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	31688.37	
Amount of Paid Up Share Capital :	31688.37	
Date of Allotment : *	05/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital Add


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,529	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	31,688.37	0.00	0.0
Amount of Paid Up Share Capital :	31,688.37	0.00	0.0
Date of Allotment : *	05/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,706,577	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,289,561.80	247,070,455.10
Amount of Paid Up Share Capital :	8,263,289,561.80	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :05/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of ii are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	05/02/2010

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C100049200
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003554368A
Payment Date :	05/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



4 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN


SEC
Mail Processing
Washington, DC

APPLICATION FOR LISTING AND QUOTATION OF **558** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,703,490	8,263,252,940.71	Before Exercise:	14,629,910
						Add New Option(s)	0
			Add Exercise:	558	4,932.72	Less Exercise:	558
						Less Lapsed Option(s)	0
			After Exercise:	2,282,704,048	8,263,257,873.43	After Exercise:	14,629,352

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sheryleine Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 04 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Low Han Keat	03/02/2010	558	8.8400	4,932.7200	00033209	4,932.72	A2003Feb
		Total	**558**	**Total**	**4,932.7200**	**Total**	**4,932.72**	



Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.



Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (◉) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	558	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4932.72	
Amount of Paid Up Share Capital :	4932.72	
Date of Allotment : *	04/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


SEC


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	558	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,932.72	0.00	0.0
Amount of Paid Up Share Capital :	4,932.72	0.00	0.0
Date of Allotment : *	04/02/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,704,048	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,257,873.43	247,070,455.10
Amount of Paid Up Share Capital :	8,263,257,873.43	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :04/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of ii are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	04/02/2010

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100047931
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003553331A
Payment Date :	04/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



3 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


Sir
Inte

CON

Transaction Details

Transaction No. :	C100045423
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003551183A
Payment Date :	03/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	03/02/2010

Payment Option

(◉) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :03/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	117	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	1,498.77	0.00	0.0
Amount of Paid Up Share Capital :	1,498.77	0.00	0.0

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,703,490	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,252,940.71	247,070,455.10
Amount of Paid Up Share Capital :	8,263,252,940.71	247,070,455.10

Declaration

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |
Welcome, Chan Yin Leng | Logout Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**
2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Please correct the following

Amount paid(Ordinary) must be numeric.

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	117	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	1498.77	
Amount of Paid Up Share Capital :	1498.77	
Date of Allotment : *	03/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Transaction Details

Transaction No. :	C100045392
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003551154A
Payment Date :	03/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	03/02/2010

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :03/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	7,893	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	69,774.12	0.00	0.0
Amount of Paid Up Share Capital :	69,774.12	0.00	0.0
Date of Allotment : *	03/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,703,373	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,251,441.94	247,070,455.10
Amount of Paid Up Share Capital :	8,263,251,441.94	247,070,455.10


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	7893	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	69774.12	
Amount of Paid Up Share Capital :	69774.12	
Date of Allotment : *	03/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chung Wai Tak	02/02/2010	7,893	8.8400	69,774.1200	00027367	69,774.12	A2003Feb
2	Soh Bee Yeong	02/02/2010	117	12.8100	1,498.7700	00028571	1,498.77	A2005Mar
		Total	**8,010**	**Total**	**71,272.8900**	**Total**	**71,272.89**	


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **8,010** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,695,480	8,263,181,667.82	Before Exercise:	14,637,920
						Add New Option(s)	0
			Add Exercise:	8,010	71,272.89	Less Exercise:	8,010
						Less Lapsed Option(s)	0
			After Exercise:	2,282,703,490	8,263,252,940.71	After Exercise:	14,629,910

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 03 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.



21 July 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
(65) 6878 5304

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **19,292** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,577,149	8,249,609,303.85	Before Exercise:	16,411,865
						Add New Option(s)	0
			Add Exercise:	19,292	170,541.28	Less Exercise:	19,292
						Less Lapsed Option(s)	178,788
			After Exercise:	2,281,596,441	8,249,779,845.13	After Exercise:	16,237,312

*** Outstanding balance After Exercise adjusted to include 23,527 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 21 July 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lee Boon Keng	20/07/2009	19,292	8.8400	170,541.2800	00033522	170,541.28	A2003Feb
		Total	**19,292**	**Total**	**170,541.2800**	**Total**	**170,541.28**	


Singapore Goverr
Integrity • Service • Ex

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Make Payment**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *
(•) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *
(•) Yes
( ) No

Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



Singapore Goverr
Integrity • Service • Exc

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Make Payment**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	19292		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	170541.28		
Amount of Paid Up Share Capital :	170541.28		
Date of Allotment : *	21/07/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 



Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	19,292	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	170,541.28	0.00	0.00
Amount of Paid Up Share Capital :	170,541.28	0.00	0.00
Date of Allotment : *	21/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,281,596,441	99,893,715	0

Amount of Issued Share Capital :	8,249,779,845.13	247,070,455.10	0.00
Amount of Paid Up Share Capital :	8,249,779,845.13	247,070,455.10	0.00

Declaration

I, **CHRISTINE CHEANG WAI CHING, Professional body/service bureau,** declare the information which has be submitted herein to be true and to the best of my knowledge.

Dated on :21/07/2009





Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	21/07/2009

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact you for an transaction-related matters.)*

Contact No. :	68785820
Email Address :	CHRISTINECHEANG@DBS.COM



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Goverr
Integrity • Service • Exc

Transaction Details

Transaction No. :	C090263346
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003327002A
Payment Date :	21/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



20 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


SEC
Mail Processing
Section

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,127** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,134,081	8,256,594,811.97	Before Exercise:	15,321,671
						Add New Option(s)	0
			Add Exercise:	3,127	27,642.68	Less Exercise:	3,127
						Less Lapsed Option(s)	0
			After Exercise:	2,282,137,208	8,256,622,454.65	After Exercise:	15,318,544

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 20 August 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Soh Soon Ghee	19/08/2009	3,127	8.8400	27,642.6800	00025601	27,642.68	A2003Feb
		Total	**3,127**	**Total**	**27,642.6800**	**Total**	**27,642.68**	


Singapor
Integrity • !

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Ma

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been : herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE C(


Singapor
Integrity • !

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	3127		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	27642.68		
Amount of Paid Up Share Capital :	27642.68		
Date of Allotment : *	20/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital Add

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,127	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	27,642.68	0.00	0.00
Amount of Paid Up Share Capital :	27,642.68	0.00	0.00
Date of Allotment : *	20/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,137,208	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,622,454.65	247,070,455.10
Amount of Paid Up Share Capital :	8,256,622,454.65	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :20/08/2009

Back Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	20/08/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • !

Transaction Details

Transaction No. :	C090317514
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003369226A
Payment Date :	20/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



26 November 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully



Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-008 (11/2007)
Co. Reg. No: 196800306E

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,468** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,300,623	8,258,412,812.95	Before Exercise:	15,047,360
						Add New Option(s)	0
			Add Exercise:	4,468	61,024.04	Less Exercise:	4,468
						Less Lapsed Option(s)	0
			After Exercise:	2,282,305,091	8,258,473,836.99	After Exercise:	15,042,892

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 26 November 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Kim Chia	25/11/2009	2,468	12.5300	30,924.0400	00026179	30,924.04	A2002Mar
2	Tsng Boon Kiat	25/11/2009	2,000	15.0500	30,100.0000	00031690	30,100.00	A2001Mar
		Total	**4,468**	**Total**	**61,024.0400**	**Total**	**61,024.04**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2000	
Price per Share :	15.05	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	30100	
Amount of Paid Up Share Capital :	30100	
Date of Allotment : *	26/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 
Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


SEC
Mail Processing
Section


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,000	0	0
Price per Share :	15.05	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	30,100.00	0.00	0.0
Amount of Paid Up Share Capital :	30,100.00	0.00	0.0
Date of Allotment : *	26/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,302,623	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,442,912.95	247,070,455.10
Amount of Paid Up Share Capital :	8,258,442,912.95	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :26/11/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	26/11/2009

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090444495
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003476596A
Payment Date :	26/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Int

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2468	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	30924.04	
Amount of Paid Up Share Capital :	30924.04	
Date of Allotment : *	26/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,468	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	30,924.04	0.00	0.0
Amount of Paid Up Share Capital :	30,924.04	0.00	0.0
Date of Allotment : *	26/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,305,091	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,473,836.99	247,070,455.10
Amount of Paid Up Share Capital :	8,258,473,836.99	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :26/11/2009


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	26/11/2009

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090444506
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003476612A
Payment Date :	26/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



18 November 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com



DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,268,418	8,258,054,316.51	Before Exercise:	15,079,565
						Add New Option(s)	0
			Add Exercise:	2,000	25,060.00	Less Exercise:	2,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,270,418	8,258,079,376.51	After Exercise:	15,077,565

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 18 November 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Seow Han Kah Leslie	17/11/2009	1,000	12.5300	12,530.0000	00031799	12,530.00	A2002Mar
2	Tay Hock Guan	17/11/2009	1,000	12.5300	12,530.0000	00028787	12,530.00	A2004Mar
		Total	**2,000**	**Total**	**25,060.0000**	**Total**	**25,060.00**	




Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * ◉ Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? * ◉ Yes ○ No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su
true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	◉ In cash	○ For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12530	
Amount of Paid Up Share Capital :	12530	
Date of Allotment : *	18/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO   FEEDBACK

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,530.00	0.00	0.0
Amount of Paid Up Share Capital :	12,530.00	0.00	0.0
Date of Allotment : *	18/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,270,418	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,079,376.51	247,070,455.10
Amount of Paid Up Share Capital :	8,258,079,376.51	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :18/11/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	18/11/2009

Payment Option

◉ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Sir
Inte

CON

Transaction Details

Transaction No. :	C090434596
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09111811211666
Receipt No. :	ACR0001008057614
Payment Date :	18/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page


Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12530	
Amount of Paid Up Share Capital :	12530	
Date of Allotment : *	18/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,530.00	0.00	0.0
Amount of Paid Up Share Capital :	12,530.00	0.00	0.0

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,269,418	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,066,846.51	247,070,455.10
Amount of Paid Up Share Capital :	8,258,066,846.51	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :18/11/2009

Back Print Th

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	18/11/2009

Payment Option

◉ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


SEC
Mail Processing
Section


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term

Transaction Details

Transaction No. :	C090434553
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09111811061973
Receipt No. :	ACR0001008057395
Payment Date :	18/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



17 November 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **18,174** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,250,244	8,257,824,850.77	Before Exercise:	15,098,632
						Add New Option(s)	0
			Add Exercise:	18,174	229,465.74	Less Exercise:	18,174
						Less Lapsed Option(s)	893
			After Exercise:	2,282,268,418	8,258,054,316.51	After Exercise:	15,079,565

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature: [signature]

Date: 17 November 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chua Su Imm Mabel	16/11/2009	8,940	12.5300	112,018.2000	00039891	112,018.20	A2004Mar
2	Chua Su Imm Mabel	16/11/2009	6,234	12.8100	79,857.5400	00039891	79,857.54	A2005Mar
3	Teh Siew Tin Gina	16/11/2009	3,000	12.5300	37,590.0000	00026344	37,590.00	A2004Mar
		Total	**18,174**	**Total**	**229,465.7400**	**Total**	**229,465.74**	


Singapor
Integrity

CONTACT INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, LEE SIEW WAN YVONNE, Professional body/service bureau, declare the information which has been s to be true to the best of my knowledge.

Back Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor

Home | About BizFile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.2 Share Capital Details

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	6234		
Price per Share :	12.81		
Amount of Issued Share Capital :	79857.54		
Amount of Paid Up Share Capital :	79857.54		
Date of Allotment : *	17/11/2009 (dd/mm/yyyy)		

To Add Details on Share Capital [Add]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at


SEC
Mail Processing
Section
MAR 09 2010
Washington, DC
104


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	6,234	0	0
Price per Share :	12.81	0.00	0.00
Amount of Issued Share Capital :	79,857.54	0.00	0.00
Amount of Paid Up Share Capital :	79,857.54	0.00	0.00
Date of Allotment : *	17/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,268,418	99,893,715
Amount of Issued Share Capital :	8,258,054,316.51	247,070,455.10
Amount of Paid Up Share Capital :	8,258,054,316.51	247,070,455.10

Declaration

I, **LEE SIEW WAN YVONNE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :17/11/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	17/11/2009

Payment Option

◉ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68788841
Email Address :	yvonneleesw@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT
INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms and Con

Transaction Details

Transaction No. :	C090432851
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09111710355848
Receipt No. :	ACR0001008045211
Payment Date :	17/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, LEE SIEW WAN YVONNE, Professional body/service bureau, declare the information which has to be true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (◉) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	11940	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	149608.20	
Amount of Paid Up Share Capital :	149608.20	
Date of Allotment : *	17/11/2009 (dd/mm/yyyy)	

SEC Mail Processing Section MAR 09 2010 Washington, DC 104

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	11,940	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	149,608.20	0.00	0.0
Amount of Paid Up Share Capital :	149,608.20	0.00	0.0
Date of Allotment : *	17/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,262,184	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,974,458.97	247,070,455.10
Amount of Paid Up Share Capital :	8,257,974,458.97	247,070,455.10

Declaration

I, **LEE SIEW WAN YVONNE, Professional body/service bureau,** declare the information wh
herein to be true and to the best of my knowledge.

Dated on :17/11/2009


Back
Print Th

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Yvonne Lee Siew Wan | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	17/11/2009

Payment Option

(◉) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68788841
Email Address :	yvonneleesw@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Transaction Details

Transaction No. :	C090432844
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	CC09111710323401
Receipt No. :	ACR0001008045163
Payment Date :	17/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



12 November 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


SEC
Mail Processing
Section
MAR 08 2010
Washington, DC
104

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **21,761** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,228,483	8,257,552,488.67	Before Exercise:	15,120,393
						Add New Option(s)	0
			Add Exercise:	21,761	272,362.10	Less Exercise:	21,761
						Less Lapsed Option(s)	0
			After Exercise:	2,282,250,244	8,257,824,850.77	After Exercise:	15,098,632

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 12 November 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Cheng Mei Kam	11/11/2009	823	8.8400	7,275.3200	00031609	7,275.32	A2003Feb
2	Kwong Kin Mun	11/11/2009	11,175	12.5300	140,022.7500	00033779	140,022.75	A2004Mar
3	Kwong Kin Mun	11/11/2009	8,940	12.8100	114,521.4000	00033779	114,521.40	A2005Mar
4	Ong Yeu Leng	11/11/2009	823	12.8100	10,542.6300	00029058	10,542.63	A2005Mar
		Total	**21,761**	**Total**	**272,362.1000**	**Total**	**272,362.10**	




Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	◉ Yes ○ No
Are the shares of the company listed on the stock/securities exchange ? *	◉ Yes ○ No

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has to be true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	◉ In cash	○ For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	823	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	7275.32	
Amount of Paid Up Share Capital :	7275.32	
Date of Allotment : *	12/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	823	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	7,275.32	0.00	0.0
Amount of Paid Up Share Capital :	7,275.32	0.00	0.0
Date of Allotment : *	12/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,229,306	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,559,763.99	247,070,455.10
Amount of Paid Up Share Capital :	8,257,559,763.99	247,070,455.10

Declaration

I, **YVONNE LEE SIEW WAN, Professional body/service bureau,** declare the information wh herein to be true and to the best of my knowledge.

Dated on :12/11/2009


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Term:

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	12/11/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68788841
Email Address :	YVONNELEESW@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Transaction Details

Transaction No. :	C090427722
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003461945A
Payment Date :	12/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Int

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has to be true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Term

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	11175	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	140022.75	
Amount of Paid Up Share Capital :	140022.75	
Date of Allotment : *	12/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Terms

Welcome, Yvonne Lee Siew Wan | Logout

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	11,175	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	140,022.75	0.00	0.0
Amount of Paid Up Share Capital :	140,022.75	0.00	0.0
Date of Allotment : *	12/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,240,481	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,699,786.74	247,070,455.10
Amount of Paid Up Share Capital :	8,257,699,786.74	247,070,455.10

Declaration

I, **YVONNE LEE SIEW WAN, Professional body/service bureau,** declare the information wh
herein to be true and to the best of my knowledge.

Dated on :12/11/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Yvonne Lee Siew Wan | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	12/11/2009

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68788841
Email Address :	YVONNELEESW@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


SEC

Washington, DC
104


Sir
Inte

CON

Transaction Details

Transaction No. :	C090427731
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003461952A
Payment Date :	12/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has to be true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Term

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	9763	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	125064.03	
Amount of Paid Up Share Capital :	125064.03	
Date of Allotment : *	12/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section
MAR 09 2010
Washington, DC
104


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Yvonne Lee Siew Wan | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	9,763	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	125,064.03	0.00	0.0
Amount of Paid Up Share Capital :	125,064.03	0.00	0.0
Date of Allotment : *	12/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,250,244	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,824,850.77	247,070,455.10
Amount of Paid Up Share Capital :	8,257,824,850.77	247,070,455.10

Declaration

I, **YVONNE LEE SIEW WAN, Professional body/service bureau,** declare the information wh herein to be true and to the best of my knowledge.

Dated on :12/11/2009

Back Print Th

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	12/11/2009

Payment Option

◉ Deposit Account Service

030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68788841
Email Address :	YVONNELEESW@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Yvonne Lee Siew Wan | Logout

Terms

Transaction Details

Transaction No. :	C090427738
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003461960A
Payment Date :	12/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



11 November 2009



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


SEC
Mail Processing
Section

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,227,483	8,257,539,958.67	Before Exercise:	15,121,393
						Add New Option(s)	0
			Add Exercise:	1,000	12,530.00	Less Exercise:	1,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,228,483	8,257,552,488.67	After Exercise:	15,120,393

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 11 November 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tay Hock Guan	10/11/2009	1,000	12.5300	12,530.0000	00028787	12,530.00	A2002Mar
		Total	**1,000**	**Total**	**12,530.0000**	**Total**	**12,530.00**	


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been sut to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inform

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12530	
Amount of Paid Up Share Capital :	12530	
Date of Allotment : *	11/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 
Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,530.00	0.00	0.0
Amount of Paid Up Share Capital :	12,530.00	0.00	0.0
Date of Allotment : *	11/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,228,483	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,552,488.67	247,070,455.10
Amount of Paid Up Share Capital :	8,257,552,488.67	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has bee
be true and to the best of my knowledge.

Dated on :11/11/2009


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of ii are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT


SEC
Mail Processing
MAR 03 2010
Washington, DC
104


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	11/11/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785912
Email Address :	ERICIATAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms

Transaction Details

Transaction No. :	C090426033
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003460506A
Payment Date :	11/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page   Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



5 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **705** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,452,288	8,260,163,409.71	Before Exercise:	14,895,460
						Add New Option(s)	0
			Add Exercise:	705	9,031.05	Less Exercise:	705
						Less Lapsed Option(s)	22,467
			After Exercise:	2,282,452,993	8,260,172,440.76	After Exercise:	14,872,288

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 05 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Goh Soon Hong	04/01/2010	705	12.8100	9,031.0500	00029603	9,031.05	A2005Mar
		Total	**705**	**Total**	**9,031.0500**	**Total**	**9,031.05**	


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * ◉ Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? * ◉ Yes ○ No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : ◉ In cash ○ For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	705	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9031.05	
Amount of Paid Up Share Capital :	9031.05	
Date of Allotment : *	05/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	705	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,031.05	0.00	0.0
Amount of Paid Up Share Capital :	9,031.05	0.00	0.0
Date of Allotment : *	05/01/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,452,993	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,260,172,440.76	247,070,455.10
Amount of Paid Up Share Capital :	8,260,172,440.76	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :05/01/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	05/01/2010

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Transaction Details

Transaction No. :	C100002976
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003516045A
Payment Date :	05/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page   Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



6 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **60,757** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,452,993	8,260,172,440.76	Before Exercise:	14,872,288
						Add New Option(s)	0
			Add Exercise:	60,757	763,195.37	Less Exercise:	60,757
						Less Lapsed Option(s)	0
			After Exercise:	2,282,513,750	8,260,935,636.13	After Exercise:	14,811,531

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 06 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chua Bee Choo	05/01/2010	52,935	12.5300	663,275.5500	00030643	663,275.55	A2002Mar
2	Chua Bee Choo	05/01/2010	6,822	12.8100	87,389.8200	00030643	87,389.82	A2005Mar
3	Wee Aik Huat Vincent	05/01/2010	1,000	12.5300	12,530.0000	00026658	12,530.00	A2002Mar
		Total	**60,757**	**Total**	**763,195.3700**	**Total**	**763,195.37**	




Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su
true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	53935	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	675805.55	
Amount of Paid Up Share Capital :	675805.55	
Date of Allotment : *	06/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	53,935	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	675,805.55	0.00	0.0
Amount of Paid Up Share Capital :	675,805.55	0.00	0.0
Date of Allotment : *	06/01/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,506,928	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,260,848,246.31	247,070,455.10
Amount of Paid Up Share Capital :	8,260,848,246.31	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :06/01/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term

Return of Allotment of Shares

Payment Details

Entity Name : DBS GROUP HOLDINGS LTD

Transaction Type : Return of Allotment of Shares

Filing Fee (S$): 10.00

Total Amount (S$) : 10.00

Payment Date : 06/01/2010

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. : 68785836

Email Address : jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C100004835
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003517599A
Payment Date :	06/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	6822	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	87389.82	
Amount of Paid Up Share Capital :	87389.82	
Date of Allotment : *	06/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	6,822	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	87,389.82	0.00	0.0
Amount of Paid Up Share Capital :	87,389.82	0.00	0.0
Date of Allotment : *	06/01/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,513,750	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,260,935,636.13	247,070,455.10
Amount of Paid Up Share Capital :	8,260,935,636.13	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :06/01/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	06/01/2010

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term

Transaction Details

Transaction No. :	C100004853
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003517616A
Payment Date :	06/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



7 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,529** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,513,750	8,260,935,636.13	Before Exercise:	14,811,531
						Add New Option(s)	0
			Add Exercise:	1,529	19,586.49	Less Exercise:	1,529
						Less Lapsed Option(s)	0
			After Exercise:	2,282,515,279	8,260,955,222.62	After Exercise:	14,810,002

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 07 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Kok Soon	06/01/2010	1,529	12.8100	19,586.4900	00030163	19,586.49	A2005Mar
		Total	**1,529**	**Total**	**19,586.4900**	**Total**	**19,586.49**	




Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been st true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Int

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	1529	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	19586.49	
Amount of Paid Up Share Capital :	19586.49	
Date of Allotment : *	07/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,529	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	19,586.49	0.00	0.0
Amount of Paid Up Share Capital :	19,586.49	0.00	0.0
Date of Allotment : *	07/01/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,515,279	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,260,955,222.62	247,070,455.10
Amount of Paid Up Share Capital :	8,260,955,222.62	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :07/01/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	07/01/2010

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable u: transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C100006631
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003519103A
Payment Date :	07/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



8 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **12,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,515,279	8,260,955,222.62	Before Exercise:	14,810,002
						Add New Option(s)	0
			Add Exercise:	12,000	175,560.00	Less Exercise:	12,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,527,279	8,261,130,782.62	After Exercise:	14,798,002

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 08 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Heng Kim Chwee	07/01/2010	2,000	12.5300	25,060.0000	00026740	25,060.00	A2002Mar
2	Low Elsie	07/01/2010	10,000	15.0500	150,500.0000	00026005	150,500.00	A2001Mar
		Total	**12,000**	**Total**	**175,560.0000**	**Total**	**175,560.00**	




Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in casr
Class of Shares :	Ordinary	Preference
Number of Shares :	10000	
Price per Share :	15.05	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	150500	
Amount of Paid Up Share Capital :	150500	
Date of Allotment : *	08/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	10,000	0	0
Price per Share :	15.05	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	150,500.00	0.00	0.0
Amount of Paid Up Share Capital :	150,500.00	0.00	0.0
Date of Allotment : *	08/01/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,525,279	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,261,105,722.62	247,070,455.10
Amount of Paid Up Share Capital :	8,261,105,722.62	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :08/01/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	08/01/2010

Payment Option

◉ Deposit Account Service 

090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable u: transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout Term:

Transaction Details

Transaction No. :	C100008312
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003520545A
Payment Date :	08/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	25060	
Amount of Paid Up Share Capital :	25060	
Date of Allotment : *	08/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital 
Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	25,060.00	0.00	0.0
Amount of Paid Up Share Capital :	25,060.00	0.00	0.0
Date of Allotment : *	08/01/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,527,279	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,261,130,782.62	247,070,455.10
Amount of Paid Up Share Capital :	8,261,130,782.62	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :08/01/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	08/01/2010

Payment Option

◉ Deposit Account Service

090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C100008333
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003520565A
Payment Date :	08/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print R

Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



11 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,527,279	8,261,130,782.62	Before Exercise:	14,798,002
						Add New Option(s)	0
			Add Exercise:	1,000	12,530.00	Less Exercise:	1,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,528,279	8,261,143,312.62	After Exercise:	14,797,002

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Robin Yoo

Authorised Signature: [signature]

Designation: Assistant Vice President

Date: 11 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tay Hock Guan	08/01/2010	1,000	12.5300	12,530.0000	00028787	12,530.00	A2002Mar
		Total	**1,000**	**Total**	**12,530.0000**	**Total**	**12,530.00**	


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * ◉ Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? * ◉ Yes ○ No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |
Welcome, Chan Yin Leng | Logout Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (◉) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12530	
Amount of Paid Up Share Capital :	12530	
Date of Allotment : *	11/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,530.00	0.00	0.0
Amount of Paid Up Share Capital :	12,530.00	0.00	0.0
Date of Allotment : *	11/01/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,528,279	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,261,143,312.62	247,070,455.10
Amount of Paid Up Share Capital :	8,261,143,312.62	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :11/01/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	11/01/2010

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Transaction Details

Transaction No. :	C100010799
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003522527A
Payment Date :	11/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



13 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,528,279	8,261,143,312.62	Before Exercise:	14,797,002
						Add New Option(s)	0
			Add Exercise:	1,000	12,530.00	Less Exercise:	1,000
						Less Lapsed Option(s)	16,702
			After Exercise:	2,282,529,279	8,261,155,842.62	After Exercise:	14,779,300

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 13 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Han Teng Kwang	12/01/2010	1,000	12.5300	12,530.0000	00030981	12,530.00	A2004Mar
		Total	**1,000**	**Total**	**12,530.0000**	**Total**	**12,530.00**	




Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12530	
Amount of Paid Up Share Capital :	12530	
Date of Allotment : *	12/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital Add


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,530.00	0.00	0.0
Amount of Paid Up Share Capital :	12,530.00	0.00	0.0
Date of Allotment : *	12/01/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,529,279	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,261,155,842.62	247,070,455.10
Amount of Paid Up Share Capital :	8,261,155,842.62	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :13/01/2010


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	13/01/2010

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Sir
Inte

CON

Transaction Details

Transaction No. :	C100014240
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003525543A
Payment Date :	13/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



15 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Group Secretariat
(65) 6878 5912

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **23,527** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,529,279	8,261,155,842.62	Before Exercise:	14,779,300
						Add New Option(s)	0
			Add Exercise:	23,527	258,797.00	Less Exercise:	23,527
						Less Lapsed Option(s)	0
			After Exercise:	2,282,552,806	8,261,414,639.62	After Exercise:	14,755,773

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Robin Yoo

Authorised Signature:

Designation: Assistant Vice President

Date: 15 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Huang Sion	14/01/2010	23,527	11.0000	258,797.0000	00041616	258,797.00	A2001Aug
		Total	**23,527**	**Total**	**258,797.0000**	**Total**	**258,797.00**	


Singapor
Integrity • S

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** 4. Ma

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted I to the best of my knowledge.


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity •

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	23527		
Price per Share :	11.0000		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	258797		
Amount of Paid Up Share Capital :	258797		
Date of Allotment : *	15/01/2010 (dd/mm/yyyy)		

To Add Details on Share Capital 
Add


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	23,527	0	0
Price per Share :	11.00	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	258,797.00	0.00	0.00
Amount of Paid Up Share Capital :	258,797.00	0.00	0.00
Date of Allotment : *	15/01/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,552,806	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,261,414,639.62	247,070,455.10
Amount of Paid Up Share Capital :	8,261,414,639.62	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been subm be true and to the best of my knowledge.

Dated on :15/01/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	15/01/2010

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contac transaction-related matters.)*

Contact No. :	68785912
Email Address :	ericiatan@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

Transaction Details

Transaction No. :	C100018194
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003528925A
Payment Date :	15/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



19 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Group Secretariat
(65) 6878 5912

Enc.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **609** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,552,806	8,261,414,639.62	Before Exercise:	14,755,773
						Add New Option(s)	0
			Add Exercise:	609	7,663.53	Less Exercise:	609
						Less Lapsed Option(s)	0
			After Exercise:	2,282,553,415	8,261,422,303.15	After Exercise:	14,755,164

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 19 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Teh Siew Tin Gina	18/01/2010	492	12.5300	6,164.7600	00026344	6,164.76	A2004Mar
2	Teh Siew Tin Gina	18/01/2010	117	12.8100	1,498.7700	00026344	1,498.77	A2005Mar
		Total	**609**	**Total**	**7,663.5300**	**Total**	**7,663.53**	




Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	492	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	6164.76	
Amount of Paid Up Share Capital :	6164.76	
Date of Allotment : *	19/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	492	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	6,164.76	0.00	0.0
Amount of Paid Up Share Capital :	6,164.76	0.00	0.0
Date of Allotment : *	19/01/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,553,298	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,261,420,804.38	247,070,455.10
Amount of Paid Up Share Capital :	8,261,420,804.38	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :19/01/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	19/01/2010

Payment Option

◉ Deposit Account Service 
090126

◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C100022685
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003532695A
Payment Date :	19/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

	Ordinary	Preference
Class of Shares :	Ordinary	Preference
Number of Shares :	117	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	1498.77	
Amount of Paid Up Share Capital :	1498.77	
Date of Allotment : *	19/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital 
Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	117	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	1,498.77	0.00	0.0
Amount of Paid Up Share Capital :	1,498.77	0.00	0.0
Date of Allotment : *	19/01/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,553,415	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,261,422,303.15	247,070,455.10
Amount of Paid Up Share Capital :	8,261,422,303.15	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :19/01/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	19/01/2010

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Transaction Details

Transaction No. :	C100022695
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003532702A
Payment Date :	19/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.




Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



18 September 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com



DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **12,350** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,165,631	8,256,917,602.83	Before Exercise:	15,217,312
						Add New Option(s)	0
			Add Exercise:	12,350	156,655.66	Less Exercise:	12,350
						Less Lapsed Option(s)	0
			After Exercise:	2,282,177,981	8,257,074,258.49	After Exercise:	15,204,962

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 18 September 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lou Zhi Jian	17/09/2009	5,528	12.5300	69,265.8400	00040865	69,265.84	A2004Mar
2	Lou Zhi Jian	17/09/2009	6,822	12.8100	87,389.8200	00040865	87,389.82	A2005Mar
		Total	**12,350**	**Total**	**156,655.6600**	**Total**	**156,655.66**	


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been sut to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	5528	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	69265.84	
Amount of Paid Up Share Capital :	69265.84	
Date of Allotment : *	18/09/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	5,528	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	69,265.84	0.00	0.0
Amount of Paid Up Share Capital :	69,265.84	0.00	0.0
Date of Allotment : *	18/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,171,159	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,986,868.67	247,070,455.10
Amount of Paid Up Share Capital :	8,256,986,868.67	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has bee
be true and to the best of my knowledge.

Dated on :18/09/2009


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	18/09/2009

Payment Option

◉ Deposit Account Service 

030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785912
Email Address :	ERICIATAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms

Transaction Details

Transaction No. :	C090354042
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003400364A
Payment Date :	18/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page   Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY   TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been sub to the best of my knowledge.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	6822	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	87389.82	
Amount of Paid Up Share Capital :	87389.82	
Date of Allotment : *	18/09/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 
Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.




Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	6,822	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	87,389.82	0.00	0.0
Amount of Paid Up Share Capital :	87,389.82	0.00	0.0
Date of Allotment : *	18/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,177,981	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,074,258.49	247,070,455.10
Amount of Paid Up Share Capital :	8,257,074,258.49	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has bee
be true and to the best of my knowledge.

Dated on :18/09/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	18/09/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68785912
Email Address :	ERICIATAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Sze Ying | Logout

Terms

Transaction Details

Transaction No. :	C090354071
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003400382A
Payment Date :	18/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



17 September 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **8,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,157,631	8,256,846,882.83	Before Exercise:	15,225,312
						Add New Option(s)	0
			Add Exercise:	8,000	70,720.00	Less Exercise:	8,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,165,631	8,256,917,602.83	After Exercise:	15,217,312

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 17 September 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Wong Kwong Lam Richard	16/09/2009	8,000	8.8400	70,720.0000	00031674	70,720.00	A2003Feb
		Total	**8,000**	**Total**	**70,720.0000**	**Total**	**70,720.00**	




Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been sub to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section
MAR 03 2010


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	8000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	70720	
Amount of Paid Up Share Capital :	70720	
Date of Allotment : *	17/09/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	8,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	70,720.00	0.00	0.0
Amount of Paid Up Share Capital :	70,720.00	0.00	0.0
Date of Allotment : *	17/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,165,631	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,917,602.83	247,070,455.10
Amount of Paid Up Share Capital :	8,256,917,602.83	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has bee
be true and to the best of my knowledge.

Dated on :17/09/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	17/09/2009

Payment Option

◉ Deposit Account Service

030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68785912
Email Address :	ERICIATAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms

Transaction Details

Transaction No. :	C090352925
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003399316A
Payment Date :	17/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE





15 September 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **11,763** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,145,868	8,256,699,492.44	Before Exercise:	15,237,075
						Add New Option(s)	0
			Add Exercise:	11,763	147,390.39	Less Exercise:	11,763
						Less Lapsed Option(s)	0
			After Exercise:	2,282,157,631	8,256,846,882.83	After Exercise:	15,225,312

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 15 September 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lou Zhi Jian	14/09/2009	11,763	12.5300	147,390.3900	00040865	147,390.39	A2002Mar
		Total	**11,763**	**Total**	**147,390.3900**	**Total**	**147,390.39**	




Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	◉ Yes ○ No
Are the shares of the company listed on the stock/securities exchange ? *	◉ Yes ○ No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

	Ordinary	Preference
Class of Shares :	Ordinary	Preference
Number of Shares :	11763	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	147390.39	
Amount of Paid Up Share Capital :	147390.39	
Date of Allotment : *	15/09/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

ACRA
Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	11,763	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	147,390.39	0.00	0.0
Amount of Paid Up Share Capital :	147,390.39	0.00	0.0
Date of Allotment : *	15/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,157,631	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,846,882.83	247,070,455.10
Amount of Paid Up Share Capital :	8,256,846,882.83	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :15/09/2009


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	15/09/2009

Payment Option

◉ Deposit Account Service 

030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Sir
Inte

CON

Transaction Details

Transaction No. :	C090349314
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003396035A
Payment Date :	15/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



10 September 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **8,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,137,868	8,256,628,772.44	Before Exercise:	15,317,884
						Add New Option(s)	0
			Add Exercise:	8,000	70,720.00	Less Exercise:	8,000
						Less Lapsed Option(s)	72,809
			After Exercise:	2,282,145,868	8,256,699,492.44	After Exercise:	15,237,075

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 10 September 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Low Swee Fun	09/09/2009	8,000	8.8400	70,720.0000	00030247	70,720.00	A2003Feb
		Total	**8,000**	**Total**	**70,720.0000**	**Total**	**70,720.00**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

122


Sir
Inte

CON'

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	8000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	70720	
Amount of Paid Up Share Capital :	70720	
Date of Allotment : *	10/09/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	8,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	70,720.00	0.00	0.0
Amount of Paid Up Share Capital :	70,720.00	0.00	0.0
Date of Allotment : *	10/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,145,868	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,699,492.44	247,070,455.10
Amount of Paid Up Share Capital :	8,256,699,492.44	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :10/09/2009


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	10/09/2009

Payment Option

(•) Deposit Account Service
030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Transaction Details

Transaction No. :	C090344535
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003391991A
Payment Date :	10/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page


Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



1 September 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **660** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,137,208	8,256,622,454.65	Before Exercise:	15,318,544
						Add New Option(s)	0
			Add Exercise:	660	6,317.79	Less Exercise:	660
						Less Lapsed Option(s)	0
			After Exercise:	2,282,137,868	8,256,628,772.44	After Exercise:	15,317,884

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 01 September 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Teh Siew Tin Gina	31/08/2009	529	8.8400	4,676.3600	00026344	4,676.36	A2003Feb
2	Teh Siew Tin Gina	31/08/2009	131	12.5300	1,641.4300	00026344	1,641.43	A2004Mar
		Total	**660**	**Total**	**6,317.7900**	**Total**	**6,317.79**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	529	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4676.36	
Amount of Paid Up Share Capital :	4676.36	
Date of Allotment : *	01/09/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	529	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,676.36	0.00	0.0
Amount of Paid Up Share Capital :	4,676.36	0.00	0.0
Date of Allotment : *	01/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,137,737	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,627,131.01	247,070,455.10
Amount of Paid Up Share Capital :	8,256,627,131.01	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w
herein to be true and to the best of my knowledge.

Dated on :01/09/2009


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Term:

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	01/09/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout

Term

Transaction Details

Transaction No. :	C090332829
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003382026A
Payment Date :	01/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page   Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.



Rate this e-service


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	131	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	1641.43	
Amount of Paid Up Share Capital :	1641.43	
Date of Allotment : *	01/09/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

Rate this e-Service

[Back]

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	131	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	1,641.43	0.00	0.0
Amount of Paid Up Share Capital :	1,641.43	0.00	0.0
Date of Allotment : *	01/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,137,868	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,628,772.44	247,070,455.10
Amount of Paid Up Share Capital :	8,256,628,772.44	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :01/09/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Int

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	01/09/2009

Payment Option

(•) Deposit Account Service 
030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Transaction Details

Transaction No. :	C090332837
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003382035A
Payment Date :	01/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



19 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **15,410** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,118,671	8,256,458,587.57	Before Exercise:	15,337,081
						Add New Option(s)	0
			Add Exercise:	15,410	136,224.40	Less Exercise:	15,410
						Less Lapsed Option(s)	0
			After Exercise:	2,282,134,081	8,256,594,811.97	After Exercise:	15,321,671

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 19 August 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chan Siew Hoon Esther	18/08/2009	6,410	8.8400	56,664.4000	00035253	56,664.40	A2003Feb
2	Ong Bing Wah Ivy	18/08/2009	5,000	8.8400	44,200.0000	00040345	44,200.00	A2003Feb
3	Soh Soon Ghee	18/08/2009	3,000	8.8400	26,520.0000	00025601	26,520.00	A2003Feb
4	Teh Siew Tin Gina	18/08/2009	1,000	8.8400	8,840.0000	00026344	8,840.00	A2003Feb
		Total	**15,410**	**Total**	**136,224.4000**	**Total**	**136,224.40**	


Singapor
Integrity • !

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been : herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(


Singapor
Integrity • S

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	15410		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	136224.4		
Amount of Paid Up Share Capital :	136224.40		
Date of Allotment : *	19/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 
Add

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,410	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	136,224.40	0.00	0.00
Amount of Paid Up Share Capital :	136,224.40	0.00	0.00
Date of Allotment : *	19/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,134,081	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,594,811.97	247,070,455.10
Amount of Paid Up Share Capital :	8,256,594,811.97	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :19/08/2009

Back Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • S

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	19/08/2009

Payment Option

◉ Deposit Account Service 

030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

Transaction Details

Transaction No. :	C090315518
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003367680A
Payment Date :	19/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page   Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



17 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com



DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **16,056** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,102,615	8,256,261,095.89	Before Exercise:	15,404,424
						Add New Option(s)	0
			Add Exercise:	16,056	197,491.68	Less Exercise:	16,056
						Less Lapsed Option(s)	51,287
			After Exercise:	2,282,118,671	8,256,458,587.57	After Exercise:	15,337,081

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 17 August 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ong Yeu Leng	14/08/2009	11,763	12.5300	147,390.3900	00029058	147,390.39	A2002Mar
2	Ong Yeu Leng	14/08/2009	3,293	12.5300	41,261.2900	00029058	41,261.29	A2004Mar
3	Seow Siok Eng Mildred	14/08/2009	1,000	8.8400	8,840.0000	00027433	8,840.00	A2003Feb
		Total	**16,056**	**Total**	**197,491.6800**	**Total**	**197,491.68**	


Singapor
Integrity • !

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (◉) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (◉) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been : herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • !

CONTACT INFO Fl

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	11763		
Price per Share :	12.53		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	147390.39		
Amount of Paid Up Share Capital :	147390.39		
Date of Allotment : *	17/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	11,763	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	147,390.39	0.00	0.00
Amount of Paid Up Share Capital :	147,390.39	0.00	0.00
Date of Allotment : *	17/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,114,378	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,408,486.28	247,070,455.10
Amount of Paid Up Share Capital :	8,256,408,486.28	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :17/08/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • !

CONTACT INFO FI

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	17/08/2009

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE C(


SEC
Mail Processing
Section


Singapor
Integrity • !

Transaction Details

Transaction No. :	C090312147
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003364976A
Payment Date :	17/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review P

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • !

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been ! herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	1000		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8840		
Amount of Paid Up Share Capital :	8840		
Date of Allotment : *	17/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,000	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,840.00	0.00	0.00
Amount of Paid Up Share Capital :	8,840.00	0.00	0.00
Date of Allotment : *	17/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,115,378	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,417,326.28	247,070,455.10
Amount of Paid Up Share Capital :	8,256,417,326.28	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :17/08/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • S

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	17/08/2009

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT Fl
INFO

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Transaction Details

Transaction No. :	C090312167
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003364997A
Payment Date :	17/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.




Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE C


Singapor
Integrity • S

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *
◉ Yes
○ No

Are the shares of the company listed on the stock/securities exchange ? *
◉ Yes
○ No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been : herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • !

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	3293		
Price per Share :	12.53		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	41261.29		
Amount of Paid Up Share Capital :	41261.29		
Date of Allotment : *	17/08/2009 (dd/mm/yyyy)		

To Add Details on Share Capital Add


Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

CONTACT INFO FEEDBACK SI M

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

ACRA Home
Terms and Con

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	3,293	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	41,261.29	0.00	0.00
Amount of Paid Up Share Capital :	41,261.29	0.00	0.00
Date of Allotment : *	17/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	*Ordinary*	*Preference*
Number of Shares :	2,282,118,671	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,256,458,587.57	247,070,455.10
Amount of Paid Up Share Capital :	8,256,458,587.57	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :17/08/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • S

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	17/08/2009

Payment Option

◉ Deposit Account Service 

030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.





HOME | LOGOUT

Statement of Transaction for Deposit Service Account

From 17/08/2009 To 17/08/2009

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
Singapore 068809

Account No. : 030429
Registration No.: PB03000254

S/No	Date	Used By	Transaction Type Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
17/08/2009		Balance Brought Forward				2,876.00
1	17/08/2009 14:40:30	S8426926C	Return of Allotment of Shares / 199901152M C090312147	ACR0000003364976A	10.00	0.00
2	17/08/2009 14:47:30	S8426926C	Return of Allotment of Shares / 199901152M C090312167	ACR0000003364997A	10.00	0.00
3	17/08/2009 14:54:49	S8426926C	Return of Allotment of Shares / 199901152M C090312190	ACR0000003365023A	10.00	0.00
Total					**30.00**	**0.00**
Balance Carried Down						**2,846.00**

For any queries on your account, please click here to submit your query.





30 September 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **12,022** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,198,979	8,257,263,570.81	Before Exercise:	15,183,964
						Add New Option(s)	0
			Add Exercise:	12,022	106,274.48	Less Exercise:	12,022
						Less Lapsed Option(s)	0
			After Exercise:	2,282,211,001	8,257,369,845.29	After Exercise:	15,171,942

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 30 September 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chua Cheong Ghee	29/09/2009	4,117	8.8400	36,394.2800	00028910	36,394.28	A2003Feb
2	Leong Yew Weng Larry	29/09/2009	7,905	8.8400	69,880.2000	00031419	69,880.20	A2003Feb
		Total	**12,022**	**Total**	**106,274.4800**	**Total**	**106,274.48**	


Singapor
Integrity • :

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Ma

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been : herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash	
Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	12022		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	106274.48		
Amount of Paid Up Share Capital :	106274.48		
Date of Allotment : *	30/09/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	12,022	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	106,274.48	0.00	0.00
Amount of Paid Up Share Capital :	106,274.48	0.00	0.00
Date of Allotment : *	30/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,211,001	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,369,845.29	247,070,455.10
Amount of Paid Up Share Capital :	8,257,369,845.29	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :30/09/2009

Back Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	30/09/2009

Payment Option

(•) Deposit Account Service
030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C


Singapor
Integrity • !

Transaction Details

Transaction No. :	C090367583
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003411407A
Payment Date :	30/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. **step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



23 September 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,197,979	8,257,251,040.81	Before Exercise:	15,184,964
						Add New Option(s)	0
			Add Exercise:	1,000	12,530.00	Less Exercise:	1,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,198,979	8,257,263,570.81	After Exercise:	15,183,964

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 23 September 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tay Hock Guan	22/09/2009	1,000	12.5300	12,530.0000	00028787	12,530.00	A2004Mar
		Total	**1,000**	**Total**	**12,530.0000**	**Total**	**12,530.00**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12530	
Amount of Paid Up Share Capital :	12530	
Date of Allotment : *	23/09/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides | ACRA

Welcome, Tan Siew Lei Florence | Logout Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,530.00	0.00	0.0
Amount of Paid Up Share Capital :	12,530.00	0.00	0.0
Date of Allotment : *	23/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,198,979	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,263,570.81	247,070,455.10
Amount of Paid Up Share Capital :	8,257,263,570.81	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :23/09/2009


Back
Print Tl

Rate this e-service


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	23/09/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Term:

Transaction Details

Transaction No. :	C090357943
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003403686A
Payment Date :	23/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



22 September 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **19,998** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,177,981	8,257,074,258.49	Before Exercise:	15,204,962
						Add New Option(s)	0
			Add Exercise:	19,998	176,782.32	Less Exercise:	19,998
						Less Lapsed Option(s)	0
			After Exercise:	2,282,197,979	8,257,251,040.81	After Exercise:	15,184,964

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 22 September 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Huang Sion	18/09/2009	19,998	8.8400	176,782.3200	00041616	176,782.32	A2003Feb
		Total	**19,998**	**Total**	**176,782.3200**	**Total**	**176,782.32**	




Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Term

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Please correct the following:

- Date of Allotment is invalid date, must be dd/mm/yyyy

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	19998	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	176782.32	
Amount of Paid Up Share Capital :	176782.32	
Date of Allotment : *	22/09/2009 (dd/mm/yyyy) is invalid date, must be dd/mm/yyyy	

To Add Details on Share Capital 

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	19,998	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	176,782.32	0.00	0.0
Amount of Paid Up Share Capital :	176,782.32	0.00	0.0
Date of Allotment : *	22/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,197,979	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,251,040.81	247,070,455.10
Amount of Paid Up Share Capital :	8,257,251,040.81	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :22/09/2009


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	22/09/2009

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout Terms

Transaction Details

Transaction No. :	C090356145
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003401940A
Payment Date :	22/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



18 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,758,016	8,263,867,307.43	Before Exercise:	14,565,974
						Add New Option(s)	0
			Add Exercise:	3,000	30,210.00	Less Exercise:	3,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,761,016	8,263,897,517.43	After Exercise:	14,572,384

*** Outstanding balance After Exercise adjusted to include 9,410 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 18 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chong Choon Cheong Andrew	17/02/2010	2,000	8.8400	17,680.0000	00027615	17,680.00	A2003Feb
2	Seow Siok Eng Mildred	17/02/2010	1,000	12.5300	12,530.0000	00027433	12,530.00	A2002Mar
		Total	**3,000**	**Total**	**30,210.0000**	**Total**	**30,210.00**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

[x] This is a graphic.

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su
true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12530	
Amount of Paid Up Share Capital :	12530	
Date of Allotment : *	18/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
122


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,530.00	0.00	0.0
Amount of Paid Up Share Capital :	12,530.00	0.00	0.0
Date of Allotment : *	18/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,759,016	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,879,837.43	247,070,455.10
Amount of Paid Up Share Capital :	8,263,879,837.43	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :18/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of ii are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	18/02/2010

Payment Option

◉ Deposit Account Service 
090126

◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C100061548
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003564531A
Payment Date :	18/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su
true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	17680	
Amount of Paid Up Share Capital :	17680	
Date of Allotment : *	18/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	17,680.00	0.00	0.0
Amount of Paid Up Share Capital :	17,680.00	0.00	0.0
Date of Allotment : *	18/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,761,016	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,897,517.43	247,070,455.10
Amount of Paid Up Share Capital :	8,263,897,517.43	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :18/02/2010


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	18/02/2010

Payment Option

(●) Deposit Account Service 
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C100061566
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003564542A
Payment Date :	18/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



17 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com



DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **9,410** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,748,606	8,263,749,400.13	Before Exercise:	14,575,384
						Add New Option(s)	0
			Add Exercise:	9,410	117,907.30	Less Exercise:	9,410
						Less Lapsed Option(s)	0
			After Exercise:	2,282,758,016	8,263,867,307.43	After Exercise:	14,565,974

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 17 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Kwok Weng Kong	12/02/2010	9,410	12.5300	117,907.3000	00026112	117,907.30	A2002Mar
		Total	**9,410**	**Total**	**117,907.3000**	**Total**	**117,907.30**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *
(●) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *
(●) Yes
( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	9410	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	117907.30	
Amount of Paid Up Share Capital :	117907.30	
Date of Allotment : *	17/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	9,410	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	117,907.30	0.00	0.0
Amount of Paid Up Share Capital :	117,907.30	0.00	0.0
Date of Allotment : *	17/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,758,016	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,867,307.43	247,070,455.10
Amount of Paid Up Share Capital :	8,263,867,307.43	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :17/02/2010

Back | Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	17/02/2010

Payment Option

(●) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable u: transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C100060108
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003563211A
Payment Date :	17/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



12 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,746,606	8,263,724,340.13	Before Exercise:	14,577,384
						Add New Option(s)	0
			Add Exercise:	2,000	25,060.00	Less Exercise:	2,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,748,606	8,263,749,400.13	After Exercise:	14,575,384

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 12 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.


Singapor
Integrity

CONTACT INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Ma

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, LEE SIEW WAN YVONNE, Professional body/service bureau, declare the information which has been s to be true to the best of my knowledge.

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE C


Singapor
Integrity

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	2000		
Price per Share :	12.53		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	25060		
Amount of Paid Up Share Capital :	25060		
Date of Allotment : *	12/02/2010 (dd/mm/yyyy)		

To Add Details on Share Capital [Add]

[Back] [Reset]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,000	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	25,060.00	0.00	0.00
Amount of Paid Up Share Capital :	25,060.00	0.00	0.00
Date of Allotment : *	12/02/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,748,606	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,749,400.13	247,070,455.10
Amount of Paid Up Share Capital :	8,263,749,400.13	247,070,455.10


Singapor
Integrity

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	12/02/2010

Payment Option

(●) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68788841
Email Address :	yvonneleesw@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

CONTACT FI
INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms and Con

Transaction Details

Transaction No. :	C100058461
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003561937A
Payment Date :	12/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Receipt

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



11 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Group Secretariat
(65) 6878 5912

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,938** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,739,668	8,263,645,888.47	Before Exercise:	14,593,732
						Add New Option(s)	0
			Add Exercise:	6,938	78,451.66	Less Exercise:	6,938
						Less Lapsed Option(s)	0
			After Exercise:	2,282,746,606	8,263,724,340.13	After Exercise:	14,577,384

*** Outstanding balance After Exercise adjusted to include -9,410 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 11 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lin Hon Wing	10/02/2010	2,352	8.8400	20,791.6800	00026567	20,791.68	A2003Feb
2	Lin Hon Wing	10/02/2010	3,881	12.5300	48,628.9300	00026567	48,628.93	A2004Mar
3	Lin Hon Wing	10/02/2010	705	12.8100	9,031.0500	00026567	9,031.05	A2005Mar
		Total	**6,938**	**Total**	**78,451.6600**	**Total**	**78,451.66**	


Singapor
Integrity •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted I to the best of my knowledge.


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. *step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at* http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

CONTACT FI
INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash	
Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	2352		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	20791.68		
Amount of Paid Up Share Capital :	20791.68		
Date of Allotment : *	11/02/2010 (dd/mm/yyyy)		

To Add Details on Share Capital 
Add


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,352	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	20,791.68	0.00	0.00
Amount of Paid Up Share Capital :	20,791.68	0.00	0.00
Date of Allotment : *	11/02/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,742,020	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,666,680.15	247,070,455.10
Amount of Paid Up Share Capital :	8,263,666,680.15	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been subm
be true and to the best of my knowledge.

Dated on :11/02/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	11/02/2010

Payment Option

(◉) Deposit Account Service 
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contac transaction-related matters.)*

Contact No. :	68785912
Email Address :	ericiatan@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

Transaction Details

Transaction No. :	C100056609
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003560374A
Payment Date :	11/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • :

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Ma

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted I to the best of my knowledge.


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE C(




Singapor
Integrity • S

CONTACT INFO | FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	3881		
Price per Share :	12.53		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	48628.93		
Amount of Paid Up Share Capital :	48628.93		
Date of Allotment : *	11/02/2010 (dd/mm/yyyy)		

To Add Details on Share Capital 



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,881	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	48,628.93	0.00	0.00
Amount of Paid Up Share Capital :	48,628.93	0.00	0.00
Date of Allotment : *	11/02/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,745,901	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,715,309.08	247,070,455.10
Amount of Paid Up Share Capital :	8,263,715,309.08	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been subm be true and to the best of my knowledge.

Dated on :11/02/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity •

CONTACT INFO Fi

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	11/02/2010

Payment Option

◉ Deposit Account Service 

090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contac transaction-related matters.)*

Contact No. :	68785912
Email Address :	ericiatan@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Co


Singapor
Integrity

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Transaction Details

Transaction No. :	C100056616
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003560379A
Payment Date :	11/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(


Singapor
Integrity •

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Ma

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted l to the best of my knowledge.


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(


Singapor
Integrity •

CONTACT INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	◉ In cash	○ For consideration otherwise than in cash	
Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	705		
Price per Share :	12.81		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9031.05		
Amount of Paid Up Share Capital :	9031.05		
Date of Allotment : *	11/02/2010 (dd/mm/yyyy)		

To Add Details on Share Capital 



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

CONTACT INFO FEEDBACK SI M

Home | About Bizfile | e-Services | e-Guides | ACRA Home

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	705	0	0
Price per Share :	12.81	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,031.05	0.00	0.00
Amount of Paid Up Share Capital :	9,031.05	0.00	0.00
Date of Allotment : *	11/02/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,746,606 /	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,724,340.13 /	247,070,455.10
Amount of Paid Up Share Capital :	8,263,724,340.13 /	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been subm
be true and to the best of my knowledge.

Dated on :11/02/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity •

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	11/02/2010

Payment Option

(•) Deposit Account Service 

090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68785912
Email Address :	ericiatan@dbs.com



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(


Singapor
Integrity • :

Transaction Details

Transaction No. :	C100056623
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003560389A
Payment Date :	11/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page   Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



10 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Group Secretariat
(65) 6878 5912

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **16,739** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,722,929	8,263,434,113.48	Before Exercise:	14,610,471
						Add New Option(s)	0
			Add Exercise:	16,739	211,774.99	Less Exercise:	16,739
						Less Lapsed Option(s)	0
			After Exercise:	2,282,739,668	8,263,645,888.47	After Exercise:	14,593,732

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature:

Date: 10 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ting Ping Ee Joan Maria	09/02/2010	5,000	12.5300	62,650.0000	00025726	62,650.00	A2002Mar
2	Wong Kwong Lam Richard	09/02/2010	4,823	12.8100	61,782.6300	00031674	61,782.63	A2005Mar
3	Wong Wei Lisa	09/02/2010	1,741	12.8100	22,302.2100	00034777	22,302.21	A2005Mar
4	Yeo Lee Kian	09/02/2010	4,470	12.5300	56,009.1000	00028381	56,009.10	A2004Mar
5	Yeo Lee Kian	09/02/2010	705	12.8100	9,031.0500	00028381	9,031.05	A2005Mar
		Total	**16,739**	**Total**	**211,774.9900**	**Total**	**211,774.99**	


Singapor
Integrity •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *
(●) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *
(●) Yes
( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted I to the best of my knowledge.


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	5000		
Price per Share :	12.53		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	62650		
Amount of Paid Up Share Capital :	62650		
Date of Allotment : *	10/02/2010 (dd/mm/yyyy)		

To Add Details on Share Capital 

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,000	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	62,650.00	0.00	0.00
Amount of Paid Up Share Capital :	62,650.00	0.00	0.00
Date of Allotment : *	10/02/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,727,929 /	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,496,763.48 /	247,070,455.10
Amount of Paid Up Share Capital :	8,263,496,763.48 /	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been subm be true and to the best of my knowledge.

Dated on :10/02/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity •

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	10/02/2010

Payment Option

◉ Deposit Account Service 

090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68785912
Email Address :	ericiatan@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity •

CONTACT INFO Fl

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Sze Ying | Logout

Terms and Con

Transaction Details

Transaction No. :	C100054690
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003558820A
Payment Date :	10/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.




Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(


Singapor
Integrity • !

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted I to the best of my knowledge.


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Shares Capital details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Ot
Number of Shares :	4470		
Price per Share :	12.53		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	56009.10		
Amount of Paid Up Share Capital :	56009.10		
Date of Allotment : *	10/02/2010 (dd/mm/yyyy)		

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE Co


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	4,470	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	56,009.10	0.00	0.00
Amount of Paid Up Share Capital :	56,009.10	0.00	0.00
Date of Allotment : *	10/02/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,732,399	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,552,772.58	247,070,455.10
Amount of Paid Up Share Capital :	8,263,552,772.58	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been subm
be true and to the best of my knowledge.

Dated on :10/02/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

Return of Allotment of Shares

Payment Details

Entity Name : DBS GROUP HOLDINGS LTD

Transaction Type : Return of Allotment of Shares

Filing Fee (S$): 10.00

Total Amount (S$) : 10.00

Payment Date : 10/02/2010

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contac transaction-related matters.)*

Contact No. : 68785912

Email Address : ericiatan@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

Transaction Details

Transaction No. :	C100054697
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003558832A
Payment Date :	10/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Ma

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *

(●) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *

(●) Yes
( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted I to the best of my knowledge.


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity •

Return of Allotment of Shares

1. Enter Registration No.   2. Make Changes   3. Review Changes   4. Ma

2.1 Resolution   2.2 Share Capital Details

2.2.1 Share Capital   2.2.2Allotment of Shares   2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	7269		
Price per Share :	12.81		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	93115.89		
Amount of Paid Up Share Capital :	93115.89		
Date of Allotment : *	10/02/2010 (dd/mm/yyyy)		

To Add Details on Share Capital 



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,269	0	0
Price per Share :	12.81	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	93,115.89	0.00	0.00
Amount of Paid Up Share Capital :	93,115.89	0.00	0.00
Date of Allotment : *	10/02/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,739,668	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,645,888.47	247,070,455.10
Amount of Paid Up Share Capital :	8,263,645,888.47	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been subm be true and to the best of my knowledge.

Dated on :10/02/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity •

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	10/02/2010

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68785912
Email Address :	ericiatan@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • :

Transaction Details

Transaction No. :	C100054704
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003558841A
Payment Date :	10/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



9 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,352** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,716,577	8,263,377,961.80	Before Exercise:	14,616,823
						Add New Option(s)	0
			Add Exercise:	6,352	56,151.68	Less Exercise:	6,352
						Less Lapsed Option(s)	0
			After Exercise:	2,282,722,929	8,263,434,113.48	After Exercise:	14,610,471

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 09 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Kwok Weng Kong	08/02/2010	6,352	8.8400	56,151.6800	00026112	56,151.68	A2003Feb
		Total	**6,352**	**Total**	**56,151.6800**	**Total**	**56,151.68**	


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	6352	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	56151.68	
Amount of Paid Up Share Capital :	56151.68	
Date of Allotment : *	09/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	6,352	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	56,151.68	0.00	0.0
Amount of Paid Up Share Capital :	56,151.68	0.00	0.0
Date of Allotment : *	09/02/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,722,929	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,434,113.48	247,070,455.10
Amount of Paid Up Share Capital :	8,263,434,113.48	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :09/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
122


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	09/02/2010

Payment Option

(•) Deposit Account Service 
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Transaction Details

Transaction No. :	C100053559
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003558011A
Payment Date :	09/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



19 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,761,016	8,263,897,517.43	Before Exercise:	14,572,384
						Add New Option(s)	0
			Add Exercise:	3,000	26,520.00	Less Exercise:	3,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,764,016	8,263,924,037.43	After Exercise:	14,569,384

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 19 February 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Low Han Keat	18/02/2010	3,000	8.8400	26,520.0000	00033209	26,520.00	A2003Feb
		Total	**3,000**	**Total**	**26,520.0000**	**Total**	**26,520.00**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	3000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	26520	
Amount of Paid Up Share Capital :	26520	
Date of Allotment : *	19/02/2010 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ● In cash ○ For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	3,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	26,520.00	0.00	0.0
Amount of Paid Up Share Capital :	26,520.00	0.00	0.0
Date of Allotment : *	19/02/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,764,016	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,263,924,037.43	247,070,455.10
Amount of Paid Up Share Capital :	8,263,924,037.43	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :19/02/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	19/02/2010

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C100062358
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003565254A
Payment Date :	19/02/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



28 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,352** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,644,287	8,262,548,579.21	Before Exercise:	14,689,113
						Add New Option(s)	0
			Add Exercise:	2,352	20,791.68	Less Exercise:	2,352
						Less Lapsed Option(s)	0
			After Exercise:	2,282,646,639	8,262,569,370.89	After Exercise:	14,686,761

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 28 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Choy Po Hong Eric	27/01/2010	2,352	8.8400	20,791.6800	00039131	20,791.68	A2003Feb
		Total	**2,352**	**Total**	**20,791.6800**	**Total**	**20,791.68**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2352	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	20791.68	
Amount of Paid Up Share Capital :	20791.68	
Date of Allotment : *	28/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA
Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,352	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	20,791.68	0.00	0.0
Amount of Paid Up Share Capital :	20,791.68	0.00	0.0
Date of Allotment : *	28/01/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,646,639	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,262,569,370.89	247,070,455.10
Amount of Paid Up Share Capital :	8,262,569,370.89	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :28/01/2010


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	28/01/2010

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C100036570
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003544340A
Payment Date :	28/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



27 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	5000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	62650	
Amount of Paid Up Share Capital :	62650	
Date of Allotment : *	27/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	5,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	62,650.00	0.00	0.0
Amount of Paid Up Share Capital :	62,650.00	0.00	0.0
Date of Allotment : *	27/01/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,644,287	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,262,548,579.21	247,070,455.10
Amount of Paid Up Share Capital :	8,262,548,579.21	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :27/01/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	27/01/2010

Payment Option

◉ Deposit Account Service 
090126

◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C100034157
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003542393A
Payment Date :	27/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v **step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,639,287	8,262,485,929.21	Before Exercise:	14,694,113
						Add New Option(s)	0
			Add Exercise:	5,000	62,650.00	Less Exercise:	5,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,644,287	8,262,548,579.21	After Exercise:	14,689,113

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 27 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim Chu Chong	26/01/2010	5,000	12.5300	62,650.0000	00026286	62,650.00	A2002Mar
		Total	**5,000**	**Total**	**62,650.0000**	**Total**	**62,650.00**	



26 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-008 (11/2007)
Co. Reg. No: 196800306E

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN


SEC
Mail Processing
Section

APPLICATION FOR LISTING AND QUOTATION OF **15,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,624,287	8,262,297,979.21	Before Exercise:	14,709,113
						Add New Option(s)	0
			Add Exercise:	15,000	187,950.00	Less Exercise:	15,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,639,287	8,262,485,929.21	After Exercise:	14,694,113

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 26 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Noel Arguelles Santiago	25/01/2010	12,000	12.5300	150,360.0000	00026401	150,360.00	A2002Mar
2	Tan Kok Soon	25/01/2010	3,000	12.5300	37,590.0000	00030163	37,590.00	A2002Mar
		Total	**15,000**	**Total**	**187,950.0000**	**Total**	**187,950.00**	


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *

(•) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *

(•) Yes
( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Back Reset Save & Next

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	15000		
Price per Share :	12.53		

Amount of Issued Share Capital : 187950
Note : Amount will be populated but editable if figure is not precise.

Amount of Paid Up Share Capital : 187950

Date of Allotment : * 26/01/2010 (dd/mm/yyyy)

To Add Details on Share Capital Add

Back Reset Save & Next

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes O No

Are the shares of the company listed on the stock/securities exchange ? ● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares : ***Ordinary*** ***Preference*** ***Others***

Number of Shares :	15,000	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	187,950.00	0.00	0.00
Amount of Paid Up Share Capital :	187,950.00	0.00	0.00
Date of Allotment : *	26/01/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,282,639,287	99,893,715	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,262,485,929.21	247,070,455.10	0.00
Amount of Paid Up Share Capital :	8,262,485,929.21	247,070,455.10	0.00

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :26/01/2010


Back
Print This Page
Confirm



Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	26/01/2010

Payment Option

(●) Deposit Account Service
090126 

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact you for any transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Cancel Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100032194
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003540745A
Payment Date :	26/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



25 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **64,991** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,559,296	8,261,483,641.98	Before Exercise:	14,749,283
						Add New Option(s)	0
			Add Exercise:	64,991	814,337.23	Less Exercise:	64,991
						Less Lapsed Option(s)	0
			After Exercise:	2,282,624,287	8,262,297,979.21	After Exercise:	14,709,113

*** Outstanding balance After Exercise adjusted to include 24,821 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Robin Yoo

Authorised Signature: [signature]

Designation: Assistant Vice President

Date: 25 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Hong Tuck Kun	22/01/2010	44,701	12.5300	560,103.5300	00025908	560,103.53	A2004Mar
2	Lim Chu Chong	22/01/2010	2,410	12.5300	30,197.3000	00026286	30,197.30	A2002Mar
3	Wong Kwong Lam Richard	22/01/2010	17,880	12.5300	224,036.4000	00031674	224,036.40	A2004Mar
		Total	**64,991**	**Total**	**814,337.2300**	**Total**	**814,337.23**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * ◉ Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? * ◉ Yes ○ No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2410	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	30197.3	
Amount of Paid Up Share Capital :	30197.30	
Date of Allotment : *	25/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,410	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	30,197.30	0.00	0.0
Amount of Paid Up Share Capital :	30,197.30	0.00	0.0
Date of Allotment : *	25/01/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,561,706	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,261,513,839.28	247,070,455.10
Amount of Paid Up Share Capital :	8,261,513,839.28	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :25/01/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT




Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	25/01/2010

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C100030301
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003539192A
Payment Date :	25/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	62581	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	784139.93	
Amount of Paid Up Share Capital :	784139.93	
Date of Allotment : *	25/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	62,581	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	784,139.93	0.00	0.0
Amount of Paid Up Share Capital :	784,139.93	0.00	0.0
Date of Allotment : *	25/01/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,624,287	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,262,297,979.21	247,070,455.10
Amount of Paid Up Share Capital :	8,262,297,979.21	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :25/01/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	25/01/2010

Payment Option

(●) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Transaction Details

Transaction No. :	C100030308
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003539200A
Payment Date :	25/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



21 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,881** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,553,415	8,261,422,303.15	Before Exercise:	14,755,164
						Add New Option(s)	0
			Add Exercise:	5,881	61,338.83	Less Exercise:	5,881
						Less Lapsed Option(s)	0
			After Exercise:	2,282,559,296	8,261,483,641.98	After Exercise:	14,749,283

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 21 January 2010

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Huang Sion	20/01/2010	5,881	10.4300	61,338.8300	00041616	61,338.83	A2002Aug
		Total	**5,881**	**Total**	**61,338.8300**	**Total**	**61,338.83**	




Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	5881	
Price per Share :	10.43	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	61338.83	
Amount of Paid Up Share Capital :	61338.83	
Date of Allotment : *	21/01/2010 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout


ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	5,881	0	0
Price per Share :	10.43	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	61,338.83	0.00	0.0
Amount of Paid Up Share Capital :	61,338.83	0.00	0.0
Date of Allotment : *	21/01/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,559,296	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,261,483,641.98	247,070,455.10
Amount of Paid Up Share Capital :	8,261,483,641.98	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :21/01/2010

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of ii are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT


SEC
Mail Processing
Section


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	21/01/2010

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Transaction Details

Transaction No. :	C100026333
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003535869A
Payment Date :	21/01/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



14 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Group Secretariat
(65) 6878 5912

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **20,054** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,363,163	8,259,143,625.21	Before Exercise:	14,984,585
						Add New Option(s)	0
			Add Exercise:	20,054	236,167.11	Less Exercise:	20,054
						Less Lapsed Option(s)	0
			After Exercise:	2,282,383,217	8,259,379,792.32	After Exercise:	14,964,531

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 14 December 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.


Singapor
Integrity • S

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes / ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes / ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted I to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(


Singapor
Integrity

CONTACT INFO Fl

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Ma

2.1 Resolution 2.2 Share Capital Details

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash	
Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	5881		
Price per Share :	12.53		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	73688.93		
Amount of Paid Up Share Capital :	73688.93		
Date of Allotment : *	14/12/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,881	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	73,688.93	0.00	0.00
Amount of Paid Up Share Capital :	73,688.93	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,369,044	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,217,314.14	247,070,455.10
Amount of Paid Up Share Capital :	8,259,217,314.14	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been subm be true and to the best of my knowledge.

Dated on :14/12/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • S

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	14/12/2009

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contac transaction-related matters.)*

Contact No. :	68785912
Email Address :	ericiatan@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Transaction Details

Transaction No. :	C090464554
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003493730A
Payment Date :	14/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • S

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted I to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Ma

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	4175		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	36907		
Amount of Paid Up Share Capital :	36907		
Date of Allotment : *	14/12/2009 (dd/mm/yyyy)		

To Add Details on Share Capital [Add]

[Back] [Reset]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	4,175	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	36,907.00	0.00	0.00
Amount of Paid Up Share Capital :	36,907.00	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,373,219	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,254,221.14	247,070,455.10
Amount of Paid Up Share Capital :	8,259,254,221.14	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been subm be true and to the best of my knowledge.

Dated on :14/12/2009


Back
Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	14/12/2009

Payment Option

◉ Deposit Account Service 

090126

◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68785912
Email Address :	ericiatan@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(


Singapor
Integrity

CONTACT INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Transaction Details

Transaction No. :	C090464564
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003493739A
Payment Date :	14/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • S

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *
(●) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *
(●) Yes
( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted I to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity •

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (◉) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	8940		
Price per Share :	12.53		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	112018.2		
Amount of Paid Up Share Capital :	112018.2		
Date of Allotment : *	14/12/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

CONTACT INFO FEEDBACK SI M

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	8,940	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	112,018.20	0.00	0.00
Amount of Paid Up Share Capital :	112,018.20	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,382,159	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,366,239.34	247,070,455.10
Amount of Paid Up Share Capital :	8,259,366,239.34	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been subm be true and to the best of my knowledge.

Dated on :14/12/2009


Back
Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • S

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	14/12/2009

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68785912
Email Address :	ericiatan@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE C(


Singapor
Integrity • S

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Sze Ying | Logout

Terms and Con

Transaction Details

Transaction No. :	C090464583
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003493762A
Payment Date :	14/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Pa

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C(


Singapor
Integrity • S

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *

(•) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *

(•) Yes
( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted l to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity • S

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash	
Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	1058		
Price per Share :	12.81		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	13552.98		
Amount of Paid Up Share Capital :	13552.98		
Date of Allotment : *	14/12/2009 (dd/mm/yyyy)		

To Add Details on Share Capital Add


Back
Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,058	0	0
Price per Share :	12.81	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	13,552.98	0.00	0.00
Amount of Paid Up Share Capital :	13,552.98	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,383,217	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,379,792.32	247,070,455.10
Amount of Paid Up Share Capital :	8,259,379,792.32	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been subm
be true and to the best of my knowledge.

Dated on :14/12/2009


Back
Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity • ¦

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	14/12/2009

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68785912
Email Address :	ericiatan@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity •

Transaction Details

Transaction No. :	C090464596
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003493776A
Payment Date :	14/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review P

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



8 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **7,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,356,163	8,259,081,745.21	Before Exercise:	14,991,585
						Add New Option(s)	0
			Add Exercise:	7,000	61,880.00	Less Exercise:	7,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,363,163	8,259,143,625.21	After Exercise:	14,984,585

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Robin Yoo

Authorised Signature: [signature]

Designation: Assistant Vice President

Date: 08 December 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lee Kheng Cheong	07/12/2009	4,000	8.8400	35,360.0000	00030742	35,360.00	A2003Feb
2	Lee Kheng Cheong	07/12/2009	3,000	8.8400	26,520.0000	00030742	26,520.00	A2003Feb
		Total	**7,000**	**Total**	**61,880.0000**	**Total**	**61,880.00**	


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *

(◉) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *

(◉) Yes
( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in casl
Class of Shares :	Ordinary	Preference
Number of Shares :	7000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	61880	
Amount of Paid Up Share Capital :	61880	
Date of Allotment : *	08/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout



Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	7,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	61,880.00	0.00	0.0
Amount of Paid Up Share Capital :	61,880.00	0.00	0.0
Date of Allotment : *	08/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,363,163	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,143,625.21	247,070,455.10
Amount of Paid Up Share Capital :	8,259,143,625.21	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :08/12/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	08/12/2009

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090457669
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003487708A
Payment Date :	08/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE





4 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,355,163	8,259,069,215.21	Before Exercise:	14,992,585
						Add New Option(s)	0
			Add Exercise:	1,000	12,530.00	Less Exercise:	1,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,356,163	8,259,081,745.21	After Exercise:	14,991,585

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 04 December 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Heng Kim Chwee	03/12/2009	1,000	12.5300	12,530.0000	00026740	12,530.00	A2002Mar
		Total	**1,000**	**Total**	**12,530.0000**	**Total**	**12,530.00**	


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (◉) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (◉) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been s true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12530	
Amount of Paid Up Share Capital :	12530	
Date of Allotment : *	04/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,530.00	0.00	0.0
Amount of Paid Up Share Capital :	12,530.00	0.00	0.0
Date of Allotment : *	04/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,356,163	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,081,745.21	247,070,455.10
Amount of Paid Up Share Capital :	8,259,081,745.21	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :04/12/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of ii are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	04/12/2009

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090454470
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003484984A
Payment Date :	04/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



3 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,705** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,352,458	8,259,035,255.76	Before Exercise:	14,995,290
						Add New Option(s)	0
			Add Exercise:	2,705	33,959.45	Less Exercise:	2,705
						Less Lapsed Option(s)	0
			After Exercise:	2,282,355,163	8,259,069,215.21	After Exercise:	14,992,585

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Robin Yoo

Authorised Signature: [signature]

Designation: Assistant Vice President

Date: 03 December 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Goh Seow Yin	02/12/2009	2,470	12.5300	30,949.1000	00031138	30,949.10	A2004Mar
2	Goh Seow Yin	02/12/2009	235	12.8100	3,010.3500	00031138	3,010.35	A2005Mar
		Total	**2,705**	**Total**	**33,959.4500**	**Total**	**33,959.45**	


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been st true to the best of my knowledge.


SEC
Mail Processing
Section


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: ... provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inform

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2470	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	30949.1	
Amount of Paid Up Share Capital :	30949.1	
Date of Allotment : *	03/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


SEC
Mail Processing
Section


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,470	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	30,949.10	0.00	0.0
Amount of Paid Up Share Capital :	30,949.10	0.00	0.0
Date of Allotment : *	03/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,354,928	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,066,204.86	247,070,455.10
Amount of Paid Up Share Capital :	8,259,066,204.86	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :03/12/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of ii are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	03/12/2009

Payment Option

(•) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C090452846
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003483565A
Payment Date :	03/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v *step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at* http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	235	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3010.35	
Amount of Paid Up Share Capital :	3010.35	
Date of Allotment : *	03/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	235	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,010.35	0.00	0.0
Amount of Paid Up Share Capital :	3,010.35	0.00	0.0
Date of Allotment : *	03/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,355,163	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,069,215.21	247,070,455.10
Amount of Paid Up Share Capital :	8,259,069,215.21	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :03/12/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	03/12/2009

Payment Option

(●) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable u: transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C090452870
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003483586A
Payment Date :	03/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



2 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-008 (11/2007)
Co. Reg. No: 196800306E

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **12,631** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,339,827	8,258,893,907.98	Before Exercise:	15,007,921
						Add New Option(s)	0
			Add Exercise:	12,631	141,347.78	Less Exercise:	12,631
						Less Lapsed Option(s)	0
			After Exercise:	2,282,352,458	8,259,035,255.76	After Exercise:	14,995,290

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Robin Yoo

Designation: Assistant Vice President

Authorised Signature: [signature]

Date: 02 December 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Kwok Chun-Wah Conrad	01/12/2009	8,046	12.5300	100,816.3800	00035246	100,816.38	A2004Mar
2	Low Swee Fun	01/12/2009	4,585	8.8400	40,531.4000	00030247	40,531.40	A2003Feb
		Total	**12,631**	**Total**	**141,347.7800**	**Total**	**141,347.78**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in casl
Class of Shares :	Ordinary	Preference
Number of Shares :	4585	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	40531.4	
Amount of Paid Up Share Capital :	40531.40	
Date of Allotment : *	02/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	4,585	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	40,531.40	0.00	0.0
Amount of Paid Up Share Capital :	40,531.40	0.00	0.0
Date of Allotment : *	02/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,344,412	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,934,439.38	247,070,455.10
Amount of Paid Up Share Capital :	8,258,934,439.38	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :02/12/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	02/12/2009

Payment Option

(•) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term

Transaction Details

Transaction No. :	C090451267
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003482200A
Payment Date :	02/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout Term

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

2.1 Resolution 2.2 Share Capital Details

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	8046	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	100816.38	
Amount of Paid Up Share Capital :	100816.38	
Date of Allotment : *	02/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-Service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	8,046	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	100,816.38	0.00	0.0
Amount of Paid Up Share Capital :	100,816.38	0.00	0.0
Date of Allotment : *	02/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,352,458	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,035,255.76	247,070,455.10
Amount of Paid Up Share Capital :	8,259,035,255.76	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :02/12/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	02/12/2009

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C090451281
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003482211A
Payment Date :	02/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



1 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **23,527** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,316,300	8,258,599,114.67	Before Exercise:	15,031,683
						Add New Option(s)	0
			Add Exercise:	23,527	294,793.31	Less Exercise:	23,527
						Less Lapsed Option(s)	235
			After Exercise:	2,282,339,827	8,258,893,907.98	After Exercise:	15,007,921

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Robin [illegible]

Authorised Signature:

Designation: Assistant Vice President

Date: 01 December 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Choi King Wai	30/11/2009	23,527	12.5300	294,793.3100	00032151	294,793.31	A2002Mar
		Total	**23,527**	**Total**	**294,793.3100**	**Total**	**294,793.31**	


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su
true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	23527	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	294793.31	
Amount of Paid Up Share Capital :	294793.31	
Date of Allotment : *	01/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	23,527	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	294,793.31	0.00	0.0
Amount of Paid Up Share Capital :	294,793.31	0.00	0.0
Date of Allotment : *	01/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,339,827	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,893,907.98	247,070,455.10
Amount of Paid Up Share Capital :	8,258,893,907.98	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :01/12/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	01/12/2009

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090448951
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003480093A
Payment Date :	01/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



30 November 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC
Mail Processing
Section
MAR 09 2010
Washington, DC
104

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-008 (11/2007)
Co. Reg. No: 196800306E


SEC
Mail Processing

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **11,209** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,305,091	8,258,473,836.99	Before Exercise:	15,042,892
						Add New Option(s)	0
			Add Exercise:	11,209	125,277.68	Less Exercise:	11,209
						Less Lapsed Option(s)	0
			After Exercise:	2,282,316,300	8,258,599,114.67	After Exercise:	15,031,683

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Robin Yoo

Authorised Signature: [signature]

Designation: Assistant Vice President

Date: 30 November 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim Wee Seng	26/11/2009	4,281	8.8400	37,844.0400	00031880	37,844.04	A2003Feb
2	Lim Wee Seng	26/11/2009	2,235	12.8100	28,630.3500	00031880	28,630.35	A2005Mar
3	Lim Wee Seng	26/11/2009	4,693	12.5300	58,803.2900	00031880	58,803.29	A2004Mar
		Total	**11,209**	**Total**	**125,277.6800**	**Total**	**125,277.68**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	4281	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37844.04	
Amount of Paid Up Share Capital :	37844.04	
Date of Allotment : *	30/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
104


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	4,281	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37,844.04	0.00	0.0
Amount of Paid Up Share Capital :	37,844.04	0.00	0.0
Date of Allotment : *	30/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,309,372	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,511,681.03	247,070,455.10
Amount of Paid Up Share Capital :	8,258,511,681.03	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :30/11/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	30/11/2009

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C090447202
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003478732A
Payment Date :	30/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE




Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (◉) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	4693	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	58803.29	
Amount of Paid Up Share Capital :	58803.29	
Date of Allotment : *	30/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	4,693	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	58,803.29	0.00	0.0
Amount of Paid Up Share Capital :	58,803.29	0.00	0.0
Date of Allotment : *	30/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,314,065	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,570,484.32	247,070,455.10
Amount of Paid Up Share Capital :	8,258,570,484.32	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :30/11/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	30/11/2009

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090447224
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003478751A
Payment Date :	30/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


SEC


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2235	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	28630.35	
Amount of Paid Up Share Capital :	28630.35	
Date of Allotment : *	30/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,235	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	28,630.35	0.00	0.0
Amount of Paid Up Share Capital :	28,630.35	0.00	0.0
Date of Allotment : *	30/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,316,300	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,258,599,114.67	247,070,455.10
Amount of Paid Up Share Capital :	8,258,599,114.67	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :30/11/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of ii are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout Term

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	30/11/2009

Payment Option

(•) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable u transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C090447246
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003478767A
Payment Date :	30/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



2 October 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.


SEC
Mail Processing
122

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **13,529** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,211,001	8,257,369,845.29	Before Exercise:	15,171,942
						Add New Option(s)	0
			Add Exercise:	13,529	132,618.37	Less Exercise:	13,529
						Less Lapsed Option(s)	0
			After Exercise:	2,282,224,530	8,257,502,463.66	After Exercise:	15,130,226

*** Outstanding balance After Exercise adjusted to include -28,187 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 02 October 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Low Swee Fun	01/10/2009	10,000	8.8400	88,400.0000	00030247	88,400.00	A2003Feb
2	Tan Yeu Cheng	01/10/2009	3,529	12.5300	44,218.3700	00029322	44,218.37	A2002Mar
		Total	**13,529**	**Total**	**132,618.3700**	**Total**	**132,618.37**	



Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *
(•) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *
(•) Yes
( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Back
Reset
Save & Next

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	3529		
Price per Share :	12.53		

Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	44218.37
Amount of Paid Up Share Capital :	44218.37
Date of Allotment : *	02/10/2009 (dd/mm/yyyy)

To Add Details on Share Capital Add

Back Reset Save & Next

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***

Number of Shares :	3,529	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	44,218.37	0.00	0.00
Amount of Paid Up Share Capital :	44,218.37	0.00	0.00
Date of Allotment : *	02/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,282,214,530	99,893,715	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,414,063.66	247,070,455.10	0.00
Amount of Paid Up Share Capital :	8,257,414,063.66	247,070,455.10	0.00

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/10/2009


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


SEC
Mail Processing
Section
MAR 03 2010
Washington, DC
122


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	02/10/2009

Payment Option

◉ Deposit Account Service

030429 

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Cancel Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090373140
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003415864A
Payment Date :	02/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (◉) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	10000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	88400	
Amount of Paid Up Share Capital :	88400	
Date of Allotment : *	02/10/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]


SEC
Mail Processing
Section
MAR 03 2010

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	10,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	88,400.00	0.00	0.0
Amount of Paid Up Share Capital :	88,400.00	0.00	0.0
Date of Allotment : *	02/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,224,530	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,502,463.66	247,070,455.10
Amount of Paid Up Share Capital :	8,257,502,463.66	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :02/10/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	02/10/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable u: transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Transaction Details

Transaction No. :	C090373164
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003415888A
Payment Date :	02/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



19 October 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
Group Secretariat
(65) 6878 6141

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,764** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,224,530	8,257,502,463.66	Before Exercise:	15,130,226
						Add New Option(s)	0
			Add Exercise:	1,764	22,596.84	Less Exercise:	1,764
						Less Lapsed Option(s)	117
			After Exercise:	2,282,226,294	8,257,525,060.50	After Exercise:	15,128,345

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 19 October 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chan Chi Kong Edward	16/10/2009	1,764	12.8100	22,596.8400	00035394	22,596.84	A2005Mar
		Total	**1,764**	**Total**	**22,596.8400**	**Total**	**22,596.84**	


Singapor
Integrity • S

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which has been : herein to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash	
Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	1764		
Price per Share :	12.81		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	22596.84		
Amount of Paid Up Share Capital :	22596.84		
Date of Allotment : *	19/10/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,764	0	0
Price per Share :	12.81	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	22,596.84	0.00	0.00
Amount of Paid Up Share Capital :	22,596.84	0.00	0.00
Date of Allotment : *	19/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,226,294	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,525,060.50	247,070,455.10
Amount of Paid Up Share Capital :	8,257,525,060.50	247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :19/10/2009


Back
Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT INFO FI

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms and Con

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	19/10/2009

Payment Option

◉ Deposit Account Service 

030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

C


Singapor
Integrity

Transaction Details

Transaction No. :	C090393032
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003432603A
Payment Date :	19/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



10 November 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Secretariat
(65) 6878 5836

Enc.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,189** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,226,294	8,257,525,060.50	Before Exercise:	15,128,345
						Add New Option(s)	0
			Add Exercise:	1,189	14,898.17	Less Exercise:	1,189
						Less Lapsed Option(s)	5,763
			After Exercise:	2,282,227,483	8,257,539,958.67	After Exercise:	15,121,393

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 10 November 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Heng Kim Chwee	09/11/2009	1,189	12.5300	14,898.1700	00026740	14,898.17	A2002Mar
		Total	**1,189**	**Total**	**14,898.1700**	**Total**	**14,898.17**	


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has to be true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	1189	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	14898.17	
Amount of Paid Up Share Capital :	14898.17	
Date of Allotment : *	10/11/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Yvonne Lee Siew Wan | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,189	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	14,898.17	0.00	0.0
Amount of Paid Up Share Capital :	14,898.17	0.00	0.0
Date of Allotment : *	10/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,227,483	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,257,539,958.67	247,070,455.10
Amount of Paid Up Share Capital :	8,257,539,958.67	247,070,455.10


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	10/11/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68788841
Email Address :	YVONNELEESW@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Term:

Transaction Details

Transaction No. :	C090424410
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003459043A
Payment Date :	10/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



15 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Group Secretariat
(65) 6878 8841

Enc.

SEC
Mail Processing
Section

MAR 0 3 2010

Washington, DC
122

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,383,217	8,259,379,792.32	Before Exercise:	14,964,531
						Add New Option(s)	0
			Add Exercise:	5,000	44,200.00	Less Exercise:	5,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,388,217	8,259,423,992.32	After Exercise:	14,959,531

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Robin Yoo

Authorised Signature:

Designation: Assistant Vice President

Date: 15 December 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.


Singapor
Integrity

Home | About BizFile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan |

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (◉) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (◉) Yes ( ) No

Declaration

I, LEE SIEW WAN YVONNE, Professional body/service bureau, declare the information which has been s to be true to the best of my knowledge.

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at Publications/BizFile_eGuides.htm.


Singapor
Integrity

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	5000		
Price per Share :	8.84		
Amount of Issued Share Capital :	44200		
Amount of Paid Up Share Capital :	44200		
Date of Allotment : *	15/12/2009 (dd/mm/yyyy)		

To Add Details on Share Capital Add

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

CONTACT FEEDBACK
INFO

Home | About Bizfile | e-Services | e-Guides |



Welcome, Yvonne Lee Siew Wan | Logout

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,000	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital :	44,200.00	0.00	0.00
Amount of Paid Up Share Capital :	44,200.00	0.00	0.00
Date of Allotment : *	15/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,388,217	99,893,715
Amount of Issued Share Capital :	8,259,423,992.32	247,070,455.10
Amount of Paid Up Share Capital :	8,259,423,992.32	247,070,455.10


Singapor
Integrity

CONTACT
INFO

Return of Allotment of Shares

Payment Details

Entity Name : DBS GROUP HOLDINGS LTD

Transaction Type : Return of Allotment of Shares

Filing Fee (S$): 10.00

Total Amount (S$) : 10.00

Payment Date : 15/12/2009

Payment Option

◉ Deposit Account Service 

090126

◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. : 68788841

Email Address : yvonneleesw@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

Transaction Details

Transaction No. :	C090466495
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003495329A
Payment Date :	15/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Receipt

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



16 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **9,716** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,388,217	8,259,423,992.32	Before Exercise:	14,959,531
						Add New Option(s)	0
			Add Exercise:	9,716	124,461.96	Less Exercise:	9,716
						Less Lapsed Option(s)	0
			After Exercise:	2,282,397,933	8,259,548,454.28	After Exercise:	14,949,815

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 16 December 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.


Singapor
Integrity

CONTACT INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *

(•) Yes ✓
( ) No

Are the shares of the company listed on the stock/securities exchange ? *

(•) Yes ✓
( ) No

Declaration

I, LEE SIEW WAN YVONNE, Professional body/service bureau, declare the information which has been s to be true to the best of my knowledge.

Back Enter

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity

CONTACT INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	9716		
Price per Share :	12.81		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	124461.96		
Amount of Paid Up Share Capital :	124461.96		
Date of Allotment : *	16/12/2009 (dd/mm/yyyy)		

To Add Details on Share Capital [Add]



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	9,716	0	0
Price per Share :	12.81	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	124,461.96	0.00	0.00
Amount of Paid Up Share Capital :	124,461.96	0.00	0.00
Date of Allotment : *	16/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,397,933	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,548,454.28	247,070,455.10
Amount of Paid Up Share Capital :	8,259,548,454.28	247,070,455.10


Singapor
Integrity

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	16/12/2009

Payment Option

◉ Deposit Account Service 

090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68788841
Email Address :	yvonneleesw@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

Transaction Details

Transaction No. :	C090468395
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003496889A
Payment Date :	16/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Receipt

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



22 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com


Singapor
Integrity

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * — (●) Yes ✓ ( ) No

Are the shares of the company listed on the stock/securities exchange ? * — (●) Yes ✓ ( ) No

Declaration

I, LEE SIEW WAN YVONNE, Professional body/service bureau, declare the information which has been s to be true to the best of my knowledge.

Back Reset

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra. step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	3645		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	32221.8		
Amount of Paid Up Share Capital :	32221.8		
Date of Allotment : *	22/12/2009 (dd/mm/yyyy)		

To Add Details on Share Capital [Add]

[Back] [Next]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acr step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,645	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	32,221.80	0.00	0.00
Amount of Paid Up Share Capital :	32,221.80	0.00	0.00
Date of Allotment : *	22/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,401,578	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,580,676.08	247,070,455.10
Amount of Paid Up Share Capital :	8,259,580,676.08	247,070,455.10

Declaration

I, **LEE SIEW WAN YVONNE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :22/12/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity •

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	22/12/2009

Payment Option

(◉) Deposit Account Service 

090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68788841
Email Address :	yvonneleesw@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acr step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Transaction Details

Transaction No. :	C090475841
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003503056A
Payment Date :	22/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

2004


Singapor
Integrity •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ✓ ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ✓ ( ) No

Declaration

I, LEE SIEW WAN YVONNE, Professional body/service bureau, declare the information which has been s to be true to the best of my knowledge.

Back Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**
2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	4470		
Price per Share :	12.53		
Amount of Issued Share Capital :	56009.1		
Amount of Paid Up Share Capital :	56009.1		
Date of Allotment : *	22/12/2009 (dd/mm/yyyy)		

To Add Details on Share Capital [Add]



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |


ACRA Home

Welcome, Yvonne Lee Siew Wan | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	4,470	0	0
Price per Share :	12.53	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	56,009.10	0.00	0.00
Amount of Paid Up Share Capital :	56,009.10	0.00	0.00
Date of Allotment : *	22/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,406,048	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,636,685.18	247,070,455.10
Amount of Paid Up Share Capital :	8,259,636,685.18	247,070,455.10

Declaration

I, **LEE SIEW WAN YVONNE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :22/12/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

CONTACT INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms and Con

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	22/12/2009

Payment Option

(•) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68788841
Email Address :	yvonneleesw@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity

Transaction Details

Transaction No. :	C090475854
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003503069A
Payment Date :	22/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

2005


Singapor
Integrity • S

CONTACT IN
INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *
(●) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *
(●) Yes
( ) No

Declaration

I, LEE SIEW WAN YVONNE, Professional body/service bureau, declare the information which has been su to be true to the best of my knowledge.

Back Proceed

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapor
Integrity

CONTACT
INFO

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms and Con

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	1058		
Price per Share :	12.81		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	13552.98		
Amount of Paid Up Share Capital :	13552.98		
Date of Allotment : *	22/12/2009 (dd/mm/yyyy)		

To Add Details on Share Capital [Add]

[Back] [Next]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governme
Integrity • Service • Exceller

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,058	0	0
Price per Share :	12.81	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	13,552.98	0.00	0.00
Amount of Paid Up Share Capital :	13,552.98	0.00	0.00
Date of Allotment : *	22/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,407,106	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,650,238.16	247,070,455.10
Amount of Paid Up Share Capital :	8,259,650,238.16	247,070,455.10

Declaration

I, **LEE SIEW WAN YVONNE, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :22/12/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of informatior are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	22/12/2009

Payment Option

(●) Deposit Account Service 
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contac transaction-related matters.)*

Contact No. :	68788841
Email Address :	yvonneleesw@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapor
Integrity

Transaction Details

Transaction No. :	C090475877
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003503090A
Payment Date :	22/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



28 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-008 (11/2007)
Co. Reg. No: 196800306E

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **28,644** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,407,106	8,259,650,238.16	Before Exercise:	14,940,642
						Add New Option(s)	0
			Add Exercise:	28,644	324,214.17	Less Exercise:	28,644
						Less Lapsed Option(s)	0
			After Exercise:	2,282,435,750	8,259,974,452.33	After Exercise:	14,911,998

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Robin Yoo

Authorised Signature:

Designation: Assistant Vice President

Date: 28 December 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chong Leh Chin Elaine	23/12/2009	470	12.5300	5,889.1000	00028654	5,889.10	A2004Mar
2	Chong Leh Chin Elaine	23/12/2009	530	12.8100	6,789.3000	00028654	6,789.30	A2005Mar
3	Liu Xiaoqing	24/12/2009	4,117	12.8100	52,738.7700	00027813	52,738.77	A2005Mar
4	Wong Kwong Lam Richard	24/12/2009	23,527	11.0000	258,797.0000	00031674	258,797.00	A2001Aug
		Total	**28,644**	**Total**	**324,214.1700**	**Total**	**324,214.17**	


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	23527	
Price per Share :	11.00	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	258797	
Amount of Paid Up Share Capital :	258797	
Date of Allotment : *	28/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	23,527	0	0
Price per Share :	11.00	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	258,797.00	0.00	0.0
Amount of Paid Up Share Capital :	258,797.00	0.00	0.0
Date of Allotment : *	28/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,430,633	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,909,035.16	247,070,455.10
Amount of Paid Up Share Capital :	8,259,909,035.16	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :28/12/2009


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	28/12/2009

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090481687
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003507700A
Payment Date :	28/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	◉ In cash	○ For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	470	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5889.10	
Amount of Paid Up Share Capital :	5889.10	
Date of Allotment : *	28/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	470	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,889.10	0.00	0.0
Amount of Paid Up Share Capital :	5,889.10	0.00	0.0
Date of Allotment : *	28/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,431,103	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,914,924.26	247,070,455.10
Amount of Paid Up Share Capital :	8,259,914,924.26	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :28/12/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	28/12/2009

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



Sir
Inte

CON

Transaction Details

Transaction No. :	C090481724
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003507730A
Payment Date :	28/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	4647	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	59528.07	
Amount of Paid Up Share Capital :	59528.07	
Date of Allotment : *	28/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	4,647	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	59,528.07	0.00	0.0
Amount of Paid Up Share Capital :	59,528.07	0.00	0.0
Date of Allotment : *	28/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,435,750	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,259,974,452.33	247,070,455.10
Amount of Paid Up Share Capital :	8,259,974,452.33	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :28/12/2009


Back
Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Term:

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	28/12/2009

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Transaction Details

Transaction No. :	C090481752
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003507750A
Payment Date :	28/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



29 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **14,538** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,435,750	8,259,974,452.33	Before Exercise:	14,911,998
						Add New Option(s)	0
			Add Exercise:	14,538	163,897.38	Less Exercise:	14,538
						Less Lapsed Option(s)	0
			After Exercise:	2,282,450,288	8,260,138,349.71	After Exercise:	14,897,460

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Robin Yoo

Authorised Signature:

Designation: Assistant Vice President

Date: 29 December 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chan Siew Hoon Esther	28/12/2009	7,058	12.5300	88,436.7400	00035253	88,436.74	A2004Mar
2	Chan Siew Hoon Esther	28/12/2009	588	12.8100	7,532.2800	00035253	7,532.28	A2005Mar
3	Chan Siew Hoon Esther	28/12/2009	3,000	8.8400	26,520.0000	00035253	26,520.00	A2003Feb
4	Ong Bing Wah Ivy	28/12/2009	1,764	12.8100	22,596.8400	00040345	22,596.84	A2005Mar
5	Ong Bing Wah Ivy	28/12/2009	2,128	8.8400	18,811.5200	00040345	18,811.52	A2003Feb
		Total	**14,538**	**Total**	**163,897.3800**	**Total**	**163,897.38**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)	

Return of Allotment of Shares

Shares Payable :	◉ In cash	○ For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	5128	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	45331.52	
Amount of Paid Up Share Capital :	45331.52	
Date of Allotment : *	29/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital 

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	5,128	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	45,331.52	0.00	0.0
Amount of Paid Up Share Capital :	45,331.52	0.00	0.0
Date of Allotment : *	29/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,440,878	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,260,019,783.85	247,070,455.10
Amount of Paid Up Share Capital :	8,260,019,783.85	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :29/12/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	29/12/2009

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090483217
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003508924A
Payment Date :	29/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page   Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY   TERMS OF USE


Sir
Int

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	7058	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	88436.74	
Amount of Paid Up Share Capital :	88436.74	
Date of Allotment : *	29/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	7,058	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	88,436.74	0.00	0.0
Amount of Paid Up Share Capital :	88,436.74	0.00	0.0
Date of Allotment : *	29/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,447,936	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,260,108,220.59	247,070,455.10
Amount of Paid Up Share Capital :	8,260,108,220.59	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :29/12/2009



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	29/12/2009

Payment Option

◉ Deposit Account Service
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090483233
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003508939A
Payment Date :	29/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.

Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)	

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cast
Class of Shares :	Ordinary	Preference
Number of Shares :	2352	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	30129.12	
Amount of Paid Up Share Capital :	30129.12	
Date of Allotment : *	29/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,352	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	30,129.12	0.00	0.0
Amount of Paid Up Share Capital :	30,129.12	0.00	0.0
Date of Allotment : *	29/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,450,288	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,260,138,349.71	247,070,455.10
Amount of Paid Up Share Capital :	8,260,138,349.71	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b
be true and to the best of my knowledge.

Dated on :29/12/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i
are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	29/12/2009

Payment Option

(●) Deposit Account Service
090126

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Sir
Int
CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Transaction Details

Transaction No. :	C090483249
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003508955A
Payment Date :	29/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



30 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jennifer Chan
Group Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,282,450,288	8,260,138,349.71	Before Exercise:	14,897,460
						Add New Option(s)	0
			Add Exercise:	2,000	25,060.00	Less Exercise:	2,000
						Less Lapsed Option(s)	0
			After Exercise:	2,282,452,288	8,260,163,409.71	After Exercise:	14,895,460

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 30 December 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim Beng Kuan	29/12/2009	2,000	12.5300	25,060.0000	00030767	25,060.00	A2004Mar
		Total	**2,000**	**Total**	**25,060.0000**	**Total**	**25,060.00**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, CHAN YIN LENG, Professional body/service bureau, declare the information which has been su true to the best of my knowledge.


Back

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	2000	
Price per Share :	12.53	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	25060	
Amount of Paid Up Share Capital :	25060	
Date of Allotment : *	30/12/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	2,000	0	0
Price per Share :	12.53	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	25,060.00	0.00	0.0
Amount of Paid Up Share Capital :	25,060.00	0.00	0.0
Date of Allotment : *	30/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,282,452,288	99,893,715
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,260,163,409.71	247,070,455.10
Amount of Paid Up Share Capital :	8,260,163,409.71	247,070,455.10

Declaration

I, **CHAN YIN LENG, Professional body/service bureau,** declare the information which has b be true and to the best of my knowledge.

Dated on :30/12/2009

Back Print Tl

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of i are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Chan Yin Leng | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	30/12/2009

Payment Option

◉ Deposit Account Service 
090126

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68785836
Email Address :	jennifercyl@dbs.com

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Chan Yin Leng | Logout

Term:

Transaction Details

Transaction No. :	C090485324
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003510588A
Payment Date :	30/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.